Exhibit 99.1

PEMBINA PIPELINE CORPORATION

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2013

February 26, 2014

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS	-1-
ABBREVIATIONS AND CONVERSIONS	-8-
NON GAAP AND ADDITIONAL GAAP MEASURES	-9-
FORWARD LOOKING STATEMENTS AND INFORMATION	-9-
CORPORATE STRUCTURE	-12-
Name, Address and Formation	-12-
Corporate Conversion	-12-
Provident Acquisition	-12-
Pembina's Subsidiaries	-13-
Amended Articles	-13-
GENERAL DEVELOPMENTS OF PEMBINA	-14-
Developments in 2011	-14-
Developments in 2012	-15-
Developments in 2013	-16-
2014 Year to Date Developments	-19-
DESCRIPTION OF PEMBINA'S BUSINESS AND OPERATIONS	-19-
Pembina's Business Objective and Strategy	-19-
Overview of Pembina's Business	-19-
Operations Overview	-20-
Conventional Pipelines Business	-22-
Oil Sands & Heavy Oil Business	-24-
Gas Services Business	-25-
Midstream Business	-26-
OTHER INFORMATION RELATING TO PEMBINA'S BUSINESS	-28-
Information and Communication Systems	-28-
Integrity Management	-29-
Environmental Matters	-30-
Environmental Incidents	-30-
Provisions	-31-
Derivative Financial Instruments	-31-
Pipeline Rights of Way and Land Tenure	-31-
Indemnification and Insurance	-32-
Employees	-32-
Corporate Social Responsibility	-32-
Corporate Governance	-34-
WESTERN CANADIAN OIL AND GAS INDUSTRY	-35-
General	-35-
Canadian Crude and Heavy Oil Overview	-35-
NGL Overview	-36-
Midstream Services for Crude Oil, SCO & NGL	-38-
DESCRIPTION OF THE CAPITAL STRUCTURE OF PEMBINA	-38-
Common Shares	-39-
Class A Preferred Shares	-39-

TABLE OF CONTENTS

(continued)

Page

Internal Preferred Shares	-41-
Premium Dividend and Dividend Reinvestment Plan	-42-
Convertible Debentures	-42-
Credit Facilities	-43-
Medium Term Notes	-43-
Other Debt	-45-
Credit Ratings	-45-
DIVIDENDS AND DISTRIBUTIONS	-47-
Cash Dividends	-47-
MARKET FOR SECURITIES	-49-
RISK FACTORS	-52-
Risks Inherent in Pembina's Business	-52-
Risk Factors Relating to the Securities of Pembina	-57-
General Risk Factors	-58-
DIRECTORS AND OFFICERS	-62-
Directors of Pembina	-62-
Executive Officers of Pembina	-64-
Conflict of Interest	-65-
AUDIT COMMITTEE INFORMATION	-65-
The Audit Committee's Charter	-65-
Composition of the Audit Committee and Relevant Education and Experience	-65-
Pre-Approval Policies and Procedures for Audit and Non-Audit Services	-67-
External Auditor Service Fees	-68-
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	-68-
MATERIAL CONTRACTS	-68-
LEGAL PROCEEDINGS	-68-
REGISTRAR AND TRANSFER AGENT	-68-
INTERESTS OF EXPERTS	-69-
ADDITIONAL INFORMATION	-69-
APPENDIX "A" - AUDIT COMMITTEE CHARTER	A-1

-ii-

GLOSSARY OF TERMS

Terms used in this Annual Information Form and not otherwise defined have the meanings set forth below:

"2010 Base Shelf Prospectus" means the final short form base shelf prospectus filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada on November 12, 2010 allowing Pembina to offer and issue, from time to time: (i) Common Shares; (ii) any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description of Pembina ("Debt Securities"); (iii) warrants to purchase Common Shares and warrants to purchase Debt Securities; and (iv) subscription receipts of Pembina (together with the foregoing, collectively, the "Securities") of up to $1,000,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period that the 2010 Base Shelf Prospectus was valid.

"2013 Base Shelf Prospectus" means the final short form base shelf prospectus filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada on February 22, 2013 allowing Pembina to offer and issue, from time to time: (i) Common Shares; (ii) preferred shares; (iii) any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description of Pembina ("Debt Securities"); (iv) warrants to purchase Common Shares and warrants to purchase Debt Securities; and (v) subscription receipts of Pembina (together with the foregoing, collectively, the "Securities") of up to $3,000,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period that the 2013 Base Shelf Prospectus is valid.

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended from time to time, including the regulations promulgated thereunder;

"AER" means the Alberta Energy Regulator;

"Alberta Pipelines" means those pipelines servicing the conventional oil, condensate and NGL production in Alberta including the Peace Pipeline, the Northern Pipeline, the Drayton Valley Pipeline, the Swan Hills Pipeline, the Brazeau/Caroline Pipeline and the Bonnie Glen Pipeline;

"B.C. Pipelines" means, collectively, the NEBC Pipeline and the Western Pipeline;

"BCUC" means the British Columbia Utilities Commission;

"Board" or "Board of Directors" means the board of directors of Pembina from time to time;

"Bonnie Glen Pipeline" means the pipeline system and related facilities, operated 50 percent by Pembina, delivering crude oil and condensate from central Alberta to Edmonton, Alberta;

"Brazeau/Caroline Pipeline" means the pipeline system and related facilities delivering NGL from natural gas processing plants southwest of Edmonton, Alberta and from Caroline, Alberta to the Bonnie Glen Pipeline or to Fort Saskatchewan, Alberta;

"Cenovus" means Cenovus Energy Inc.;

"Cheecham Lateral" means the lateral pipeline and related facilities delivering SCO from an existing pump station on the Syncrude Pipeline to a terminalling facility located near Cheecham, Alberta;

"Class A Preferred Shares" means class A preferred shares of Pembina, issuable in series, and where the context requires includes the Series 1 Class A Preferred Shares, the Series 2 Class A Preferred Shares, the Series 3 Class A Preferred Shares, the Series 4 Class A Preferred Shares, the Series 5 Class A Preferred Shares and the Series 6 Class A Preferred Shares;

"CNRL" means Canadian Natural Resources Limited;

"Common Shares" means the common shares in the capital of Pembina;

"Company" or "Pembina" means Pembina Pipeline Corporation, an ABCA corporation and, unless the context otherwise requires, includes its consolidated subsidiaries;

"condensate" means a mixture consisting primarily of pentanes and heavier hydrocarbon liquids;

"Convertible Debentures" means, collectively, the Series C Convertible Debentures, the Series E Convertible Debentures and the Series F Convertible Debentures;

"Cornerstone Pipeline" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2013";

"Corporate Conversion" means the plan of arrangement, under the provisions of section 193 of the ABCA, involving the Fund, Pembina and the holders of Trust Units, pursuant to which the business of the Fund was reorganized into Pembina effective October 1, 2010. See "Corporate Structure - Corporate Conversion";

"Credit Facilities" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina - Credit Facilities";

"Cutbank Complex" means PGS Limited Partnership's interest in the interconnected sweet gas processing facilities comprising the Cutbank Gas Plant, the Musreau Gas Plant, the Musreau Deep Cut Facility and the Kakwa Gas Plant and the associated pipelines and compressors and the agreements related thereto;

"Cutbank Gas Plant" means the facility owned 100 percent by PGS Limited Partnership located at 07-16-062-08 W6M;

"Declaration of Trust" means the declaration of trust dated September 4, 1997, as amended and restated April 30, 1999 and as further amended and restated October 1, 2010, pursuant to which the Fund was created;

"Dow Canada" means Dow Chemical Canada Inc.;

"Drayton Valley Pipeline" means the pipeline system and related facilities delivering crude oil and condensate production to Edmonton, Alberta from the area southwest of Edmonton, Alberta;

"DRIP" means Pembina's Premium DividendTM and Dividend Reinvestment Plan which is comprised of the Fund DRIP and all associated agreements, which were assumed and amended and restated by Pembina upon the completion of the Corporate Conversion effective October 1, 2010;

"Encana" means Encana Corporation;

"Form 40-F" means Pembina's annual report on Form 40-F for the fiscal year ended December 31, 2013 filed with the SEC;

"Fund" means Pembina Pipeline Income Fund, an unincorporated open-ended single purpose trust established under the laws of Alberta pursuant to the Declaration of Trust and dissolved pursuant to the Corporate Conversion on October 1, 2010;

"Fund DRIP" means the Premium DistributionTM, Distribution Reinvestment and Optional Unit Purchase Plan of the Fund;

"Heartland Hub" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2013";

"Horizon Pipeline" means the pipeline system and related facilities designed to deliver SCO from the Horizon Project into the Edmonton, Alberta area, which was completed in 2008. See "Description of Pembina's Business and Operations - Oil Sands & Heavy Oil Business";

"Horizon Project" means CNRL's Horizon Oil Sands Project located approximately 70 kilometres north of Fort McMurray, Alberta;

"Internal Preferred Shares" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina - Internal Preferred Shares";

"Kakwa Gas Plant" means the facility jointly owned by Encana and PGS Limited Partnership, each as to an undivided 50 percent interest, located at 01-35-060-05 W6M;

"MD&A" means Pembina's management's discussion and analysis for the year ended December 31, 2013, an electronic copy of which is available on Pembina's profile on the SEDAR website at www.sedar.com, and in Pembina's annual report on Form 40-F filed on the EDGAR website at www.sec.gov, or at www.pembina.com;

"Medium Term Note Indenture" means the indenture dated March 29, 2011 between Pembina, Pouce Coupé Pipe Line Ltd., Plateau Pipe Line Ltd., Alberta Oil Sands Pipeline Ltd., Pembina Pipeline (an Alberta partnership), Pembina North Limited Partnership, Pembina West Limited Partnership, Pembina Oil Sands Pipeline L.P., Pembina Marketing Ltd., Pembina Midstream Limited Partnership, Pembina Gas Services Ltd., Pembina Gas Services Limited Partnership and Computershare Trust Company of Canada, as supplemented by the first supplemental note indenture dated April 2, 2012 between Pembina, Pembina NGL Corporation, 1598313 Alberta Ltd., Provident Infrastructure and Logistics LP, Provident Midstream Holdings GP ULC, Provident Midstream Inc., Provident GP Inc., Provident Facilities (NGL) Ltd., Provident Facilities (NGL) L.P., 1195714 Alberta Ltd., 1444767 Alberta Ltd., Provident Energy Pipeline Inc., Empress NGL Partnership, Kinetic Resources (LPG), Pro Holding Company, Provident Midstream (USA) Inc., Pro US LLC, Pro Midstream Company, Kinetic Resources (U.S.A.), Pro GP Corp., Pro LP Corp., Terraquest, Inc. and Computershare Trust Company of Canada, providing for the issuance of the Medium Term Notes;

"Medium Term Notes" means, collectively, the Medium Term Notes, Series 1, the Medium Term Notes, Series 2, and the Medium Term Notes, Series 3;

"Medium Term Notes, Series 1" means the $250 million aggregate principal amount of medium term notes of Pembina issued March 29, 2011 and mature on March 29, 2021 and which bear interest at a fixed rate of 4.89 percent per annum. See "Description of the Capital Structure of Pembina - Medium Term Notes";

"Medium Term Notes, Series 2" means the $450 million aggregate principal amount of medium term notes of Pembina issued October 22, 2012 and mature on October 24, 2022 and which bear interest at a fixed rate of 3.77 percent per annum. See "Description of the Capital Structure of Pembina - Medium Term Notes";

"Medium Term Notes, Series 3" means the $200 million aggregate principal amount of medium term notes of Pembina issued April 30, 2013 and mature on April 30, 2043 and which bear interest at a fixed rate of 4.75 percent per annum. See "Description of the Capital Structure of Pembina - Medium Term Notes";

"Mitsue Pipeline" means the pipeline system and related facilities that Pembina has constructed pursuant to the Mitsue TSAs and which consists of a combination of newly constructed and existing six inch and eight inch diameter pipeline and related facilities with a current design capacity up to 22,000 bpd of condensate transportation service for product received at Whitecourt, Alberta and delivered to Utikuma, Alberta for use as a diluent for heavy oil. See "General Developments of Pembina - Developments in 2011";

"Mitsue TSAs" means the transportation service agreements entered into among Pembina, Pembina Pipeline, Cenovus (formerly Encana), CNRL and Pembina Midstream Limited Partnership in respect of the Mitsue Pipeline. See "General Developments of Pembina - Developments in 2011";

"Musreau II" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2013";

"Musreau Deep Cut Facility" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2012";

"Musreau Gas Plant" means the Musreau A, Musreau C and Musreau D trains, owned 100 percent by PGS Limited Partnership, and the Musreau B train, jointly owned by ConocoPhillips Canada (BRC) Partnership and PGS Limited Partnership, each as to an undivided 50 percent interest, located at 04-25-062-06 W6M;

"NEB" means the National Energy Board;

"NEBC Pipeline" means the pipeline system and related facilities delivering crude oil and condensate from northeastern British Columbia and northwestern Alberta to Taylor, British Columbia;

"Nipisi Pipeline" means the pipeline system and related facilities that Pembina has constructed pursuant to the Nipisi TSAs and which consists of a combination of newly constructed and existing 16 inch, 20 inch and 24 inch diameter pipeline and related facilities with a current design capacity of 105,000 bpd, and a potential expansion capacity of up to 200,000 bpd (subject to confirmed customer support and regulatory approval for such expansion), of blended heavy oil transportation service for product received at Utikuma, Alberta and delivered to Edmonton, Alberta. See "General Developments of Pembina - Developments in 2011";

"Nipisi TSAs" means the transportation service agreements entered into among Pembina, POSP Limited Partnership, Cenovus (formerly Encana), CNRL and Pembina Midstream Limited Partnership in respect of the Nipisi Pipeline. See "General Developments of Pembina - Developments in 2011";

"NGL" means natural gas liquids, including ethane, propane, butane and condensate;

"Northern Pipeline" means the pipeline system and related facilities delivering NGL from Taylor, British Columbia to Fort Saskatchewan, Alberta;

"NOVA Chemicals" means NOVA Chemicals Corporation;

"NYSE" means the New York Stock Exchange;

"Option Plan" means the stock option plan for Pembina approved by the Shareholders on May 26, 2011;

"Peace Pipeline" means the pipeline system and related facilities delivering light crude oil, condensate, propane mix (C3+) and ethane mix (C2+) from northeastern British Columbia and northwestern Alberta to Edmonton, Alberta and to Fort Saskatchewan, Alberta;

"Peace/Northern NGL System" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2011";

"Pembina Nexus Terminal" or "PNT" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2011";

"Phase I Crude and Condensate Expansion" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2011";

"Phase II Crude and Condensate Expansion" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2012";

"Phase I NGL Expansion" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2011";

"Phase II NGL Expansion" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2012";

"Phase III Expansion" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2013";

"PGS Limited Partnership" means Pembina Gas Services Limited Partnership, a limited partnership formed under the laws of the Province of Alberta that is a wholly-owned subsidiary of Pembina;

"POSP Limited Partnership" means Pembina Oil Sands Pipeline L.P., a limited partnership formed under the laws of the Province of Alberta that is a wholly-owned subsidiary of Pembina;

"Provident" means Provident Energy Ltd.;

"Provident Acquisition" has the meaning ascribed thereto under "Corporate Structure - Provident Acquisition";

"Provident Arrangement Agreement" has the meaning ascribed thereto under "Corporate Structure - Provident Acquisition";

"Provident Shares" means the common shares of Provident;

"Redwater Plant" means Pembina's 73 mbpd NGL fractionator and 7.8 mmbbls of finished product cavern storage at Redwater, Alberta;

"Resthaven Facility" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2011";

"RFS II" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2013";

"RFS III" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2013";

"Saturn II" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2013";

"Saturn Facility" has the meaning ascribed thereto under "General Developments of Pembina - Developments in 2011";

"SCADA" means supervisory control and data acquisition. See "Other Information Relating to Pembina's Business - Information and Communication Systems";

"SCO" means synthetic crude oil;

"SEC" means the United States Securities and Exchange Commission;

"Senior Notes" means, collectively, the Series A Senior Notes, the Series C Senior Notes and the Series D Senior Notes;

"Series 1 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 1 of Pembina, issued July 26, 2013. See "Description of the Capital Structure of Pembina - Class A Preferred Shares";

"Series 2 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 2 of Pembina, issuable on conversion of the Series 1 Class A Preferred Shares. See "Description of the Capital Structure of Pembina - Class A Preferred Shares";

"Series 3 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 3 of Pembina, issued October 2, 2013. See "Description of the Capital Structure of Pembina - Class A Preferred Shares";

"Series 4 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 4 of Pembina, issuable on conversion of the Series 3 Class A Preferred Shares. See "Description of the Capital Structure of Pembina - Class A Preferred Shares";

"Series 5 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 5 of Pembina, issued January 16, 2014. See "Description of the Capital Structure of Pembina - Class A Preferred Shares";

"Series 6 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 6 of Pembina, issuable on conversion of the Series 5 Class A Preferred Shares. See "Description of the Capital Structure of Pembina - Class A Preferred Shares";

"Series A Senior Notes" means the $175 million aggregate principal amount of unsecured senior notes of Pembina issued in June 2004 and due June 15, 2014 and which bear interest at a fixed rate of 5.99 percent per annum;

"Series C Convertible Debentures" means the 5.75 percent convertible unsecured subordinated debentures of Pembina issued November 24, 2010 and maturing November 30, 2020;

"Series C Senior Notes" means the $200 million aggregate principal amount of unsecured senior notes of Pembina issued September 30, 2006 and due September 30, 2021 and which bear interest at a fixed rate of 5.58 percent per annum;

"Series D Senior Notes" means the $267 million aggregate principal amount of unsecured senior notes of Pembina issued November 18, 2009 and due November 18, 2019 and which bear interest at a fixed rate of 5.91 percent per annum;

"Series E Convertible Debentures" means the 5.75 percent convertible unsecured subordinated debentures maturing December 31, 2017 issued by Provident on November 1, 2010 and assumed by Pembina in April 2012 pursuant to the Provident Acquisition;

"Series F Convertible Debentures" means the 5.75 percent convertible unsecured subordinated debentures maturing December 31, 2018 issued by Provident on April 29, 2011 and assumed by Pembina in April 2012 pursuant to the Provident Acquisition;

"Shareholders" means the holders of Common Shares;

"Storage Facility" means the underground ethylene storage facility and related lands and equipment located at Fort Saskatchewan, Alberta in which Pembina indirectly acquired a 50 percent non-operating interest on June 24, 2003;

"Swan Hills Pipeline" means the pipeline system and related facilities delivering light sweet crude oil from the Swan Hills area in Alberta, and from Acheson/Ellerslie in Alberta, to Edmonton, Alberta;

"Syncrude" means Syncrude Canada Ltd.;

"Syncrude Project" means the joint venture that was formed for the recovery of oil sands, crude bitumen or products derived therefrom from the Athabasca oil sands, located near Fort McMurray, Alberta;

"Syncrude Pipeline" means the pipeline system and related facilities delivering SCO from the Syncrude Project into the Edmonton, Alberta area;

"throughput" means volume of product delivered through a pipeline;

"Trust Units" means the trust units of the Fund, which, prior to the Corporate Conversion, represented an equal undivided beneficial interest in the Fund;

"TSX" means the Toronto Stock Exchange; and

"Western Pipeline" means the pipeline system and related facilities delivering crude oil from Taylor, British Columbia to Kamloops, British Columbia.

All dollar amounts set forth in this Annual Information Form are in Canadian dollars unless otherwise indicated. References to "$" or "C$" are to Canadian dollars and references to "US$" are to United States dollars. On February 25, 2014, the exchange rate based on the noon rate as reported by the Bank of Canada, was C$1.00 equals US$0.90.

Except where otherwise indicated, all information in this Annual Information Form is presented as at the end of Pembina's most recently completed financial year, being December 31, 2013.

ABBREVIATIONS AND CONVERSIONS

In this Annual Information Form, the following abbreviations have the indicated meanings:

bbl and bbls	barrel and barrels, each barrel representing 34.972 Imperial gallons or 42 US gallons
mmbbls	millions of barrels
bpd	barrels per day
mbpd	thousands of barrels per day
mcf MMcf/d	thousands of cubic feet million cubic feet per day
boe	barrels of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil
boe/d	barrels of oil equivalent per day
mboe/d bcf/d	thousands of barrels of oil equivalent per day billion cubic feet per day
km	kilometres

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf of natural gas: 1 bbl of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To convert from	To	Multiply by
bbls	cubic metres	0.59
cubic metres	bbls	6.293
miles	kilometres	1.609
kilometres	miles	0.621

NON-GAAP AND ADDITIONAL GAAP MEASURES

Pembina's audited consolidated financial information for the year ended December 31, 2013 may be found on Pembina's profile on the SEDAR website at www.sedar.com, and in Pembina's annual report on Form 40-F filed on Pembina's profile on the EDGAR website at www.sec.gov, are presented in compliance with International Financial Reporting Standards ("IFRS"), which have converged with Canadian generally accepted accounting principles ("GAAP"). Certain of the financial information included in such financial statements is contained within this Annual Information Form. Readers should also take note, however, that within this Annual Information Form the terms "net revenue" and "operating margin" are used to describe certain financial information of Pembina and that these terms are not defined by GAAP.

"Net revenue" is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results including the Midstream business, aggregate revenue results of each of Pembina’s businesses and set comparable objectives.

"Operating margin" is an additional GAAP financial measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing financial performance of Pembina’s operations. Management utilizes operating margin in setting objectives and a key performance indicator of Pembina’s success.

The intent of non-GAAP and additional GAAP measures is to provide additional useful information to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate the non-GAAP and additional GAAP measures differently.

Readers should be cautioned that net revenue and operating margin should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance.

For more information with respect to financial measures which have not been defined by GAAP including reconciliations to the closest comparable GAAP measure, see the "Non-GAAP Measures" section of the MD&A.

FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain statements contained in this Annual Information Form constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). All forward-looking statements are based on Pembina's current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of its experience and its perception of historical trends. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "envision", "aim", "outlook", "propose", "goal", "envisions", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of the Annual Information Form.

In particular, this Annual Information Form contains forward-looking statements pertaining to, among other things, the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders and the tax treatment thereof;
•	planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in service dates, rights, activities and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure;
•	pipeline, processing and storage facility and system operations and throughput levels;
•	treatment under governmental regulatory regimes including environmental regulations and related abandonment and reclamation obligations and Aboriginal consultation requirements;
•	Pembina's strategy and the development and expected timing of new business initiatives, growth opportunities, and succession planning;
•	increased throughput potential due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines;
•	expected future cash flows and future financing options;
•	tolls and tariffs and transportation, storage and services commitments and contracts;
•	operating risks (including the amount of future liabilities related to pipeline spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;
•	inventory and pricing in the North American liquids market; and
•	competitive conditions.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels;
•	the success of Pembina's operations;
•	prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP;
•	future operating costs;

•	geotechnical and integrity costs;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third party projects relating to Pembina’s growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	interest and tax rates; and
•	prevailing regulatory, tax and environmental laws and regulations.

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal consultation requirements;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and
•	other risk factors as set out in this Annual Information Form under "Risk Factors".

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Formation

Pembina Pipeline Corporation is a corporation amalgamated under the ABCA. It is the successor to the Fund following the completion of the reorganization of the Fund from an income trust structure to a corporate structure by way of the Corporate Conversion on October 1, 2010. Pembina's principal and registered office is located at Suite 3800, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

Corporate Conversion

The Corporate Conversion was completed on October 1, 2010 and involved, among other things, the exchange on a one-for-one basis, of all outstanding Trust Units for Common Shares. In accordance with the terms of the Corporate Conversion, the Fund was dissolved and, through a series of steps, Pembina acquired all of the assets of the Fund and assumed all of the liabilities of the Fund. In this Annual Information Form, any references to "Pembina" when used in a historical context prior to October 1, 2010 refer to the Fund and its consolidated subsidiaries, and when used in the present tense, prospectively or for periods on or after October 1, 2010, those terms refer to Pembina Pipeline Corporation and its consolidated subsidiaries.

Pembina's Common Shares commenced trading on the TSX under the trading symbol "PPL" on October 5, 2010.

Provident Acquisition

On January 15, 2012, Pembina and Provident entered into an arrangement agreement (the "Provident Arrangement Agreement") pursuant to which Pembina agreed to acquire all of the outstanding Provident Shares by way of a plan of arrangement under the Business Corporations Act (Alberta) (the "Provident Acquisition"). The Provident Acquisition was completed on April 2, 2012. Holders of Provident Shares received 0.425 of a Common Share for each Provident Share held for a total consideration of 116,535,750 Pembina Common Shares. Under the Provident Acquisition, Pembina assumed all of the rights and obligations of Provident relating to the Series E Convertible Debentures and the Series F Convertible Debentures, which received a supplemental listing on the TSX under the symbols "PPL.DB.E" and "PPL.DB.F", respectively. See "Description of the Capital Structure of Pembina - Convertible Debentures".

In connection with the Provident Acquisition, the Common Shares were listed and began trading on the NYSE under the symbol "PBA" on April 2, 2012 and the Provident Shares were delisted from the NYSE.

Pursuant to the Provident Acquisition, Provident amalgamated with a wholly-owned subsidiary of Pembina and continued under the name "Pembina NGL Corporation". The acquired business forms a part of the Midstream business of Pembina.

In connection with the closing of the Provident Acquisition, Pembina's Revolving Credit Facility was increased from $800 million to $1.5 billion for a term of five years. See "Description of the Capital Structure of Pembina - Credit Facilities".

For a further description of the Provident Acquisition, please refer to the business acquisition report of Pembina dated May 1, 2012, a copy of which was filed on Pembina's SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Pembina's Subsidiaries

The following chart indicates Pembina's major subsidiaries, including their jurisdictions of formation and the percentage of common equity or other ownership interest owned, or controlled or directed, directly or indirectly, by Pembina or its subsidiaries.

Principal Subsidiaries	Jurisdiction of Incorporation/Organization	Ownership
Pouce Coupé Pipe Line Ltd.	Canada (Federal)	100%
Plateau Pipe Line Ltd.	Alberta	100%
Alberta Oil Sands Pipeline Ltd.	Alberta	100%
Pembina Marketing Ltd.	Alberta	100%
Pembina Gas Services Ltd.	Alberta	100%
Pembina Pipeline	Alberta	100%
Pembina West Limited Partnership	Alberta	100%
Pembina North Limited Partnership	Alberta	100%
Pembina Oil Sands Pipeline L.P.	Alberta	100%
Pembina Midstream Limited Partnership	Alberta	100%
Pembina Gas Services Limited Partnership	Alberta	100%
Pembina NGL Corporation	Alberta	100%
Pembina Facilities NGL LP	Alberta	100%
Pembina Empress NGL Partnership	Alberta	100%
Pembina Resource Services Canada	Alberta	100%
Pembina Infrastructure and Logistics LP	Alberta	100%
Pembina Resource Services (U.S.A.)	Michigan, US	100%

Amended Articles

On March 27, 2012, Pembina filed articles of amendment under the ABCA to increase the maximum number of directors of Pembina from nine to eleven after receiving Shareholder approval for such amendment.

On May 13, 2013, Pembina filed articles of amendment under the ABCA to create a new class of shares, the Class A Preferred Shares, to change the designation and terms of the Internal Preferred Shares, and to increase the maximum number of directors of Pembina from eleven to thirteen, after receiving Shareholder approval for such amendments. On July 22, 2013, Pembina filed articles of amendment under the ABCA to create the Series 1 and Series 2 Class A Preferred Shares. On September 30, 2013, Pembina filed articles of amendment under the ABCA to create the Series 3 and Series 4 Class A Preferred Shares. On January 9, 2014 Pembina filed articles of amendment under the ABCA to create the Series 5 and Series 6 Class A Preferred Shares.

GENERAL DEVELOPMENTS OF PEMBINA

During the three-year period ending on December 31, 2013 and 2014 year-to-date Pembina continued to execute its business plan and advance its growth strategy as discussed below.

Developments in 2011

2011	January	Pursuant to the acquisition that closed on January 7, 2011 with an effective date retroactive to December 31, 2010, Pembina Midstream Limited Partnership acquired terminalling and storage facilities in the Edmonton, Alberta area from Gibson Energy Partnership for an aggregate purchase price of approximately $57 million, which assets form an integral part of the terminal connecting key infrastructure in the Edmonton-Fort Saskatchewan-Namao, Alberta area (the "Pembina Nexus Terminal" or "PNT").
2011	March	On March 29, 2011, Pembina issued and sold $250 million aggregate principal amount of Medium Term Notes, Series 1 pursuant to a pricing supplement under its 2010 Base Shelf Prospectus as supplemented by a prospectus supplement thereto dated March 16, 2011. Pembina used the net proceeds from the sale of the Medium Term Notes, Series 1 to partially repay the existing credit facilities at that time and to fund organic growth opportunities. See "Description of the Capital Structure of Pembina - Medium Term Notes".
2011	August

Pembina announced the completion and start-up of the Nipisi Pipeline and Mitsue Pipeline which service the Pelican and Peace River heavy oil regions of Alberta.

The Nipisi TSAs and Mitsue TSAs provide for committed ship-or-pay throughput on the Nipisi Pipeline and Mitsue Pipeline by the shippers for an initial 10 year term from the in-service date, with extension rights. In addition, the Nipisi Pipeline can be expanded to an ultimate capacity of approximately 200,000 bpd while the Mitsue Pipeline can be expanded to a capacity of approximately 45,000 bpd with additional capital and subject to contractual arrangements with customers.

2011	October

Pembina announced on October 13, 2011 plans to further expand its gas handling assets in the Deep Basin in west central Alberta. Pembina entered into agreements to develop a combined shallow cut and deep cut NGL extraction facility (the "Resthaven Facility") by modifying and expanding an existing gas plant. Once operational, the initial phase of the Resthaven Facility will have a gross capacity of 200 MMcf/d (134 MMcf/d net to Pembina) and 13,000 bpd of NGL extraction capability. Pembina also announced plans to construct a new NGL pipeline to transport the extracted NGL from the Resthaven Facility to the Peace Pipeline.

The Resthaven Facility is expected to be in-service in the third quarter of 2014. The Resthaven Facility is supported by long-term firm service agreements with two of the major area producers with the associated NGL pipeline is underpinned by long-term service agreements with the Resthaven Facility owners.

2011	October	Pembina announced on October 28, 2011 plans to construct a new enhanced NGL extraction facility (the "Saturn Facility") in the Berland area of Alberta.
2011	November	On November 9, 2011, Pembina announced plans to expand its NGL pipeline transportation capacity on its Peace Pipeline and Northern Pipeline (collectively, the "Peace/Northern NGL System") by 52,000 bpd (the "Phase I NGL Expansion").
2011	December	Pembina announced plans to expand it crude and condensate throughput capacity on its Peace Pipeline by 40,000 bpd (the "Phase I Crude and Condensate Expansion").

Developments in 2012

2012	January	Pembina announced that it had entered into an agreement to acquire all of the issued and outstanding common shares of Provident by way of a plan of arrangement under the ABCA to create an integrated company that would be a leading player in the North American energy infrastructure sector.
2012	January	Pembina reinstated the DRIP effective as of the January 25, 2012 record date and the corresponding dividend was paid on February 15, 2012. The DRIP was reinstated to help fund Pembina's ongoing capital program. See "Description of the Capital Structure of Pembina - Premium DividendTM and Dividend Reinvestment Plan".
2012	February	Mick Dilger was appointed to the position of President and Chief Operating Officer, effective February 15, 2012.
2012	February	The construction on the enhanced NGL extraction facility at the Musreau Gas Plant, including a new 205 MMcf/d NGL extraction facility and the related 10 km NGL sales pipeline connected to the Peace Pipeline (the "Musreau Deep Cut Facility"), was completed in 2011 and commissioning of the Musreau Deep Cut Facility occurred on February 15, 2012.
2012	March	Pembina entered into a new unsecured revolving credit facility of $800 million with a syndicate of Canadian banking institutions for a term of 5 years. Pembina increased the facility to $1.5 billion on closing the Provident Acquisition. See "Description of the Capital Structure of Pembina - Credit Facilities".
2012	March	The BCUC approved the terms of new 5-year transportation agreements negotiated between Pembina and the Western Pipeline shippers. In addition to allowing Pembina to earn a reasonable rate of return, the new contracts allow for direct flow through of all operating costs including upgraded integrity management program costs.
2012	April	The Provident Acquisition was completed effective April 2, 2012; the Common Shares were listed on the NYSE under the symbol "PBA"; and Pembina increased the monthly dividend by 3.8 percent (from $0.13 per share per month to $0.135). See "Corporate Structure - Provident Acquisition" and "Description of the Capital Structure of Pembina - Convertible Debentures".
2012	April	In July 2002, Pembina issued $100 million aggregate principal amount of senior secured notes due 2017 and bearing interest at 7.38 percent per annum on a private placement basis, which were redeemed by Pembina on April 30, 2012.
2012	May	Expanded the capacity on the Drayton Valley Pipeline by completing the refurbishing of the Calmar booster station which resulted in an additional 50,000 bpd and increased system capacity to approximately 190,000 bpd.
2012	September	Completed and commissioned an 8,000 bpd expansion at the Redwater Plant.
2012	September	Brought a fee-for-service cavern storage facility on stream at the Redwater Plant.

2012	September	The expansion of the Musreau Gas Plant's shallow cut gas processing capability by 50 MMcf/d was completed in August 2012 and was placed into service on September 13, 2012. Pembina entered into contracts with a minimum term of five years with area producers for the entire capacity of the expansion on a fee-for-service basis.
2012	October	On October 22, 2012, Pembina issued and sold $450 million aggregate principal amount of Medium Term Notes, Series 2 pursuant to a pricing supplement under its 2010 Base Shelf Prospectus as supplemented by a prospectus supplement thereto dated October 17, 2012. The notes have a fixed interest rate of 3.77 percent per annum, paid semi-annually, and will mature on October 24, 2022. Pembina used the net proceeds from the sale of the Medium Term Notes, Series 2 to repay a portion of Pembina's existing Credit Facilities. See "Description of the Capital Structure of Pembina - Medium Term Notes".
2012	October	Construction started on a joint venture full-service terminal in the Judy Creek, Alberta area which will focus on emulsion treating (separating oil from impurities to meet shipping quality requirements), produced water handling and water disposal.
2012	October	Pembina commenced construction on the Saturn Facility and Resthaven Facility.
2012	November	Announced plans to significantly expand NGL, crude oil and condensate throughput capacity on the Peace Pipeline and Peace/Northern NGL System. The total cost of the projects is anticipated to be approximately $545 million plus approximately $125 million of additional capital to tie in producers to both the expanded systems. Expansion plans include increasing crude and condensate capacity on the Peace Pipeline by 55,000 bpd by late-2014 (the "Phase II Crude and Condensate Expansion") and increasing NGL capacity on the Peace/Northern NGL System by 53,000 bpd by early to mid-2015 (the "Phase II NGL Expansion").

Developments in 2013

2013	February	On February 22, 2013, Pembina filed the 2013 Base Shelf Prospectus with the securities commissions or similar regulatory authorities in each of the Provinces of Canada, which 2013 Base Shelf Prospectus allows Pembina to offer and issue from time to time securities of up to $3,000,000,000 aggregate initial offering price (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period that the 2013 Base Shelf Prospectus is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in one or more shelf prospectus supplements.
2013	February	Pembina announced it reached its contractual threshold to proceed with its previously announced Phase II Crude and Condensate Expansion to significantly expand its crude oil and condensate throughout capacity on its Peace Pipeline by 55,000 bpd. Pembina expects the total cost of Phase II Crude and Condensate Expansion to be approximately $250 million (including the mainline expansion and tie-ins). Subject to obtaining regulatory and environmental approvals and Aboriginal and stakeholder consultation, Pembina anticipates being able to bring the expansion into service by late-2014. Once complete, this expansion is expected to increase capacity on the Peace Pipeline to 250,000 bpd. The Phase II Crude and Condensate Expansion is underpinned by long-term fee-for-service agreements with area producers. The combination of the Phase I and Phase II Crude and Condensate Expansions is expected to increase capacity by 61 percent from current levels.

2013	March	Pembina announced plans to proceed with an expansion of its existing NGL infrastructure at a combined capital cost of approximately $1 billion. The expansion comprises three components along the NGL value chain, including (a) the twinning of the Saturn Facility at a capital cost of approximately $170 million ("Saturn II"), (b) the twinning of the Redwater Plant at a capital cost of approximately $415 million ("RFS II"), and (c) the previously announced Phase II NGL Expansion at a capital cost of approximately $415 million.
2013	March	Pembina announced an open season to determine industry interest in a future expansion of its crude oil, condensate and NGL pipelines in northwest Alberta.
2013	March	On March 21, 2013, Pembina completed a bought deal offering of 11,206,750 Common Shares at a price of $30.80 per Common Share pursuant to a prospectus supplement dated March 14, 2013 under its 2013 Base Shelf Prospectus, for aggregate gross proceeds of approximately $345 million. Pembina used the net proceeds from the sale of the Common Shares to reduce short-term indebtedness of Pembina under its Credit Facilities and for general corporate purposes.
2013	May	Pembina filed amended articles to: (i) create the Class A Preferred Shares; (ii) change the designation and terms of the Internal Preferred Shares; and (iii) increase the maximum number of directors of Pembina from 11 to 13.
2013	April	On April 30, 2013, Pembina issued and sold $200 million aggregate principal amount of Medium Term Notes, Series 3 pursuant to a pricing supplement under its 2013 Base Shelf Prospectus as supplemented by a prospectus supplement thereto dated April 24, 2013. The notes have a fixed interest rate of 4.75 percent per annum, paid semi-annually, and will mature on April 30, 2043. Pembina used the net proceeds from the sale of the Medium Term Notes, Series 3 to repay a portion of Pembina's existing Credit Facilities. See "Description of the Capital Structure of Pembina - Medium Term Notes".
2013	June	Pembina announced that it had entered into an Engineering Support Agreement ("ESA") for diluent and diluted bitumen pipeline system (the "Cornerstone Pipeline") associated with a third party’s enhanced oil recovery developments in northeast Alberta.
2013	July	On July 26, 2013, Pembina completed a bought deal offering of 10,000,000 Series 1 Class A Preferred Shares at a price of $25.00 per Series 1 Class A Preferred Share pursuant to a prospectus supplement dated July 19, 2013 under its 2013 Base Shelf Prospectus, for aggregate gross proceeds of $250 million. Pembina used the net proceeds from the sale of Series 1 Class A Preferred Shares to partially fund capital projects, to reduce short-term indebtedness of Pembina under its Credit Facilities and for other general corporate purposes. See "Description of the Capital Structure of Pembina - Class A Preferred Shares".
2013	July	On July 31, 2013, Pembina announced that it had secured long-term cost of service agreements with a third-party for the use of an underground storage cavern at Pembina's Redwater site, and that it plans to upsize certain facilities associated with RFS II to accommodate the future development of a third fractionator at Redwater ("RFS III");
2013	August	Pembina announced that it plans to construct, own and operate a new 100 MMcf/d shallow cut gas plant and associated NGL and gas gathering pipelines near its existing Musreau Gas Plant in west central Alberta ("Musreau II"), at an expected capital cost of $110 million. Musreau II is underpinned by long-term contracts with area producers for 100 percent of the facility's capacity.

2013	August	On August 9, 2013, Pembina announced that its Board of Directors approved a 3.7 percent increase in its monthly dividend rate from $0.135 per Common Share to $0.14 per Common Share.
2013	September	Pembina announced on September 3, 2013 that it acquired a site in the Alberta industrial heartland for approximately $20 million, featuring an existing rail system and utility infrastructure to support the future development of rail, terminalling and storage facilities (the "Heartland Hub"). The Heartland Hub is in close proximity to major oil sands pipeline rights-of-way, existing crude oil and petrochemical infrastructure and Pembina's Redwater site. It is expected to provide interconnectivity via pipeline and rail to downstream markets and enable Pembina to offer upstream and downstream customers access to merchant storage and other complementary midstream services.
2013	September	Pembina announced that Bob Michaleski, Pembina's former Chief Executive Officer, planned to retire at the end of 2013. Pembina also announced that Mick Dilger, formerly President and Chief Operating Officer, would succeed Mr. Michaleski as Chief Executive Officer effective January 1, 2014, at which time, he would also be appointed to Pembina's Board of Directors. The Company also announced that Peter Robertson, Pembina's Senior Vice President, Chief Financial Officer, plans to retire at the end of 2014.
2013	September	Pembina announced on September 16, 2013, plans to proceed with a $115 million expansion of its Peace Pipeline System between Simonette and Fox Creek, Alberta.
2013	October	The Saturn Facility was placed into service. The Saturn Facility is connected to Talisman Energy Inc.'s Wild River and Bigstone gas plants through existing and newly constructed gas gathering lines. The Saturn Facility has a gross capacity of 200 MMcf/d and 13,500 bpd of NGL extraction capability. Pembina also completed an NGL pipeline lateral to transport the extracted NGL from the Saturn Facility to the Peace Pipeline.
2013	October	On October 2, 2013, Pembina completed a bought deal offering of 6,000,000 Series 3 Class A Preferred Shares at a price of $25.00 per Series 3 Class A Preferred Share pursuant to a prospectus supplement dated September 25, 2013 under its 2013 Base Shelf Prospectus, for aggregate gross proceeds of $150 million. Pembina used the net proceeds from the sale of Series 3 Class A Preferred Shares to partially fund capital projects, to reduce short-term indebtedness of Pembina under its Credit Facilities and for other general corporate purposes. See "Description of the Capital Structure of Pembina - Class A Preferred Shares".
2013	November	Pembina announced its capital spending plan of approximately $1.5 billion for 2014, primarily directed at previously announced major projects. Pembina expects to spend approximately 44 percent of the 2014 Capital Budget ($575 million) on its conventional pipelines business, mainly for completion of the Phase II Crude and Condensate Expansion on its Peace Pipeline and progression of the Phase II NGL Expansion on its Peace and Northern Pipelines, with the remainder going to several new connections and upgrades for its conventional pipelines business. Pembina allocated approximately $260 million to its gas services business, primarily to complete the construction of the Resthaven Facility and advance construction on its Saturn II and Musreau II facilities. Pembina expects to spend approximately $510 million on its midstream business, with the majority to be directed towards construction of RFS II and the remainder directed mainly at expanding and enhancing current infrastructure. Pembina expects to spend approximately $60 million on its oil sands and heavy oil business, which will largely be used to progress the proposed Cornerstone Pipeline.

2013	November	Pembina completed construction on the Phase I NGL Expansion and the Phase I Crude and Condensate Expansion.
2013	December	Pembina announced that pursuant to its previously announced open season in March 2013, it had reached binding commercial agreements to proceed with constructing approximately $2 billion in pipeline expansions, underpinned by long-term take-or-pay transportation services agreements with 30 customers in Pembina's operating areas (the "Phase III Expansion"). The Phase III Expansion will follow and expand upon certain segments of Pembina's existing pipeline systems from Taylor, British Columbia southeast to Edmonton, Alberta. With the Phase III Expansion, Pembina revised its 2014 capital budget to approximately $1.7 billion.

2014 Year to Date Developments

2014	January	On January 16, 2014, Pembina completed a bought deal offering of 10,000,000 Series 5 Class A Preferred Shares at a price of $25.00 per Series 5 Class A Preferred Share pursuant to a prospectus supplement dated January 9, 2014 under its 2013 Base Shelf Prospectus, for aggregate gross proceeds of $250 million. Pembina intends to use the net proceeds from the sale of Series 5 Class A Preferred Shares to partially fund its 2014 capital budget, to reduce indebtedness of Pembina under its Credit Facilities and for other general corporate purposes. See "Description of the Capital Structure of Pembina - Class A Preferred Shares".
2014	February	On February 26, 2014, Pembina announced that the Chairman of the Board, Lorne Gordon, plans to step down effective April 1, 2014. Randall Findlay will be taking over the role of Chairman of the Board effective the same day.

DESCRIPTION OF PEMBINA'S BUSINESS AND OPERATIONS

Pembina's Business Objective and Strategy

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its business in a safe, environmentally responsible manner that is respectful of community stakeholders. Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its Common Shares and quarterly dividends on its Class A Preferred Shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services.
•	Diversify Pembina's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability.
•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves.
•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Overview of Pembina's Business

There are three general sectors in the oil and gas industry: "upstream", "midstream" and "downstream". The upstream sector encompasses exploration for and production of hydrocarbon liquids in their raw forms. In the midstream sector, hydrocarbon products are gathered, processed, transported and marketed to the downstream sector. The downstream sector consists of refiners, end-use customers, local distributers and wholesalers.

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluents) and natural gas liquids produced in western Canada. Pembina also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain. The business segments of Pembina are grouped for functional, geographic and accounting purposes into four categories, described in their respective sections: Conventional Pipelines; Oil Sands & Heavy Oil; Gas Services; and Midstream.

Operations Overview

The following map illustrates Pembina's assets:

Gas Processing Plant
Redwater Fractionator
Midstream Storage Facility
Truck Terminal
Rail Terminal
Oil Sands and Heavy Oil Pipelines
Conventional Pipelines
Third Party Pipelines
ALBERTA
Younger Plant
Fort St John
Valleyview
Grande Prairie
Swan Hills
Cutbank Complex
Resthaven
Saturn I & II
Whitecourt
Drayton Valley
Redwater
Edmonton
Fort McMurray
Prince George
Kamloops
Calgary
Empress
Superior
Marysville
Sarnia
Chicago
Conway
Lynchburg

The net revenue contribution from each of Pembina's four businesses in 2013 was divided as follows:

The following table sets forth certain operating highlights for 2013, 2012 and 2011.

Operating Highlights

(in $ millions unless otherwise noted)

	Conventional Pipelines			Oil Sands & Heavy Oil (2)			Gas Services			Midstream(3)			Total(5)
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Average throughput (mbpd)	492	456	414	880	870	870	319(4)	275(4)	254(4)	n/a	n/a	n/a	n/a	n/a	n/a
Net Revenue(1)	411	339	296	195	172	135	121	88	71	580	353	101	1,307	952	603
Operating expenses	162	130	119	64	55	44	43	29	22	91	60	9	360	274	194
Realized gain (loss) on commodity-related derivative financial instruments	2		4	n/a	n/a	n/a	n/a	n/a	n/a	(3)	(5)	1	(1)	(5)	5
Operating margin(1)	251	209	181	131	117	91	78	59	49	486	288	93	946	673(5)	414(5)

Notes:

(1)	See "Non-GAAP and Additional GAAP Measures".
(2)	Revenue is contract based and independent of utilization rates, therefore volumes reported are contracted capacity.
(3)	Midstream revenue is net of $3,748 million in cost of goods sold, net of product purchases for 2013 (2012: $2,494 million).
(4)	Average throughput for Gas Services is in MMcf/d. Average mboe/d processed in 2013 was 53 compared to 46 in 2012.
(5)	Not including corporate recoveries of $3 million for 2013 (2012: $3 million).

Further discussion of operational results and new developments and outlook for Pembina's four business segments for the years ended December 31, 2013 and 2012 is contained in the section "Operating Results" in the MD&A, which section is incorporated by reference herein.

Conventional Pipelines Business

Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 8,200 km pipeline network that extends across much of Alberta and British Columbia. It transports approximately half of Alberta's conventional crude oil production, about thirty percent of the NGL produced in western Canada, and virtually all of the conventional oil and condensate produced in British Columbia. This business' primary objectives are to provide safe and reliable transportation services for customers, pursue opportunities for increased throughput and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

Major Customers

There are approximately 50 shippers (including many major shippers of petroleum products in western Canada) on the conventional pipeline systems owned and operated by Pembina. The major delivery points include the Enbridge Pipeline system, the Express Pipeline system (Pembina does not deliver here directly), the Kinder Morgan North 40 terminal and TransMountain pipeline system in Edmonton, Alberta, the refineries in the Edmonton area as well as the NGL fractionators near Fort Saskatchewan, Alberta. Deliveries are also made to Husky Energy Inc.'s refinery in Prince George, British Columbia and to the TransMountain pipeline system at Kamloops, British Columbia.

Contractual Arrangements

All of Pembina's Conventional Pipeline systems operate under a fee for service structure. During 2012 and 2013, Pembina focused on contracting several expansions of its Peace and Northern Pipeline systems under a revised contractual structure. Through this process, the majority of the NGL product transported on the Peace and Northern Pipeline systems were contracted under long term take or pay agreements that provided the producers with firm service. The crude oil and condensate system expansions were contracted under long term commitments that were not firm service in nature. The Phase III Expansion was entirely backstopped by firm service take or pay agreements averaging ten years in length. Additionally, due to customer demand, Pembina is discussing providing firm service for the existing capacity on the Peace Pipeline crude oil and condensate system under substantially similar terms to the Phase III Expansion. Once completed a significant majority of the Peace and Northern Pipeline system capacities will be under long term take or pay arrangements that provide firm service. Until such time, the existing capacity on Pembina's Peace Pipeline crude and condensate system is contracted under fee for service, evergreen style contracts that allow Pembina to adjust tolls for actual volumes, expenses and capital expenditures on a periodic basis. The remaining Alberta Pipelines also operate on the same fee for service basis.

Pembina's B.C. Pipelines are operated under a cost of service methodology whereby Pembina is able to flow through the actual operating costs of the systems to shippers while recovering an acceptable return on invested capital.

Competitive Environment

Competition among existing crude oil, condensate and NGL pipelines is based primarily on the cost of transportation, access to supply, the quality and reliability of service, contract carrier alternatives and proximity to markets.

Pembina's Conventional Pipelines are feeder pipelines that move products from batteries, processing facilities and storage tanks in the field to markets and export pipelines in the Edmonton/Fort Saskatchewan Alberta, area. Given that the majority of Pembina's Conventional Pipelines are connected to existing oil batteries and infrastructure, existing volumes generally remain connected to the pipeline system until it is uneconomical for Pembina to provide transportation services, in which case the connection may be discontinued and the producer may truck volumes to an alternate delivery point. Due to the duration of Pembina's service tenure, the complex nature of its systems and high levels of customer service, it is difficult for a competitor to replicate the service offering that Pembina provides. Pembina's recently completed Phase III Expansion contracting process evidenced that customers are satisfied with Pembina's service offering and contracted with Pembina even though there was significant competition for the project.

Unlike connected facilities, unconnected volumes of product are typically trucked to the most competitive truck unloading facility, and there is direct competition from pipelines serving the same area. With respect to trucked volumes, the means by which a producer determines transport of its product is only partially based on tariffs; it is also based on whether the volumes need some form of treatment to meet pipeline specifications, as well as commercial competition to move volume based on blending opportunities. There are several other pipelines which compete on this basis in certain of Pembina's operating areas. For example, the Alliance Pipeline, a natural gas gathering and pipeline system which transports NGL-rich natural gas from northeastern British Columbia through northwestern Alberta to Chicago, Illinois, competes for the volumes of NGL carried on Pembina's Peace/Northern NGL System. Other examples of competing pipelines include the Rainbow Pipeline and the Rangeland Pipeline, which compete with Pembina's pipelines north and south of Edmonton, Alberta for crude oil and condensate volumes.

Producer activity focused on NGL development continues to be strong in the Deep Basin Cretaceous, Montney and Duvernay resource plays served by Pembina's Peace and Northern Pipelines. Continued crude oil and condensate development in the vicinity of Pembina's Peace Pipeline has materially increased future volume forecasts as well. Pembina has successfully been able to leverage its existing assets to provide incremental new capacity in these areas. This is evidenced by Pembina's numerous pipeline expansion projects, which are underpinned by long-term contracts with area producers.

A delay in the development of downstream processing, transportation and end-user facilities may also impact the future development and profitability of Pembina's Conventional Pipeline systems. The Edmonton, Alberta area NGL fractionation capacity may need to be expanded to process the forecasted incremental NGL volumes. Pembina is working diligently to address the potential longer-term capacity shortfall. As part of its RFS II project, Pembina plans to upsize certain facilities to allow for the development of a third fractionator on its site at a later date (RFS III). Further, Alberta crude oil and NGL export transportation will require increased capacity to accommodate forecasted volumes from Pembina and third-party feeder pipeline systems. Limited ethylene cracking capacity may also dampen ethane demand and hinder additional expansion of Pembina's NGL pipeline systems.

Other Information - Industry Regulations

The feeder pipeline industry in Alberta normally operates in an environment of unregulated tariffs. Once a permit to construct the pipeline is issued by the AER, subject to the licensing of operational matters or a common carrier declaration, the pipeline is free to establish tariffs in a competitive environment. Tariffs are established under contracts of varying terms and conditions and are also posted by location. Posted tariffs generally can be adjusted to respond to changing volumes, costs and market circumstances. Contracted tariffs can also be adjusted, where permitted by the terms of the contract, for such things as changes in power costs, municipal taxes, environmental, integrity and safety costs. Pipeline customers have recourse to the AER, with respect to pipeline access and discrimination among customers, if they can establish that the pipeline should be declared to be a common carrier. Once declared a common carrier, the AER has the authority to set rates for the pipeline. No pipeline owned by Pembina in the province of Alberta has ever been declared to be a common carrier. Tariffs for all of Pembina's Alberta Pipelines are generally established to recover all costs and earn a reasonable rate of return on the investment in its pipelines.

The tariffs on the majority of the B.C. Pipelines are regulated by the BCUC. The BCUC approves tariffs for common carriers and regulates others on a complaints basis.

Small segments of the Peace Pipeline, the Northern Pipeline and the NEBC Pipeline are Group II NEB regulated pipelines. For these pipeline systems, the NEB only reviews the tariffs if a customer files a formal complaint concerning the tariffs. There have been no complaints to the NEB about tariffs on these systems for as long as Pembina has owned and operated them.

On May 26, 2009 the NEB issued its Reasons for Decision RH-2-2008 with respect to the Land Matters Consultation Initiative - Stream 3 which dealt with financial issues of pipeline abandonment for pipelines under the NEB's jurisdiction. The NEB decided in principle to set an ultimate goal to have all companies under its jurisdiction begin setting aside funds for the abandonment of pipelines no later than 5 years from the date of the decision. The NEB recommended an action plan to achieve this ultimate goal that would require pipelines to submit to the NEB preliminary cost estimates and fund collection mechanisms for pipeline abandonment prior to the setting aside of funds. Pembina's abandonment fund cost estimates were accepted by the NEB on February 2013. In May 2013, Pembina filed its proposed pipeline abandonment fund collection and set-aside mechanisms with the NEB. In January 2014, the NEB started the proceedings for hearing MH-001-2013 to hear the abandonment fund collection and set-aside mechanism proposals and decide on their adequacy. All NEB regulated oil and gas companies are involved in the hearing proceedings. See "Risk Factors - Risks Inherent in Pembina's Business - Abandonment Costs."

Oil Sands & Heavy Oil Business

Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Ltd.'s Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue Pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 880 mbpd of capacity under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in operating expenses or actual throughput.

Major Customers

The major shippers on Pembina's oil sands, heavy oil and diluent pipelines are CNRL, Syncrude and Cenovus. Pembina's oil sands and heavy oil pipelines provide dedicated service under long-term contracts.

Contractual Arrangements

Pembina's Syncrude Pipeline has a capacity of 389,000 bpd and is fully contracted to the owners of Syncrude under a cost-of-service, extendable, long-term agreement that expires at the end of 2035.

Pembina's Cheecham Lateral has a capacity of 136,000 bpd and is fully contracted to shippers under the terms of a 25-year fixed return extendable agreement that expires in 2032.

The Horizon Pipeline is fully contracted to CNRL and has an ultimate capacity of 250,000 bpd (with the addition of pump stations). The Horizon Pipeline is operated under the terms of a 25-year fixed return, contract, which is extended to 2034.

The Nipisi Pipeline and Mitsue Pipeline are contracted by CNRL, Cenovus and Pembina Midstream Limited Partnership under a 10 year fixed return agreement which commenced in 2011. This contract also has extension and expansion rights.

Competitive Environment

Despite weakness in crude oil differentials and export constraints, which have the potential to negatively impact development of oil sands and heavy oil reserves in the WCSB, the long-term outlook for crude oil pricing remains relatively strong. As such, producers are expected to continue to develop and execute oil sands and heavy oil projects. Consistent with the past few years, the industry is focused on shipping bitumen blend to market rather than upgrading the crude domestically. Consequently, Oil Sands & Heavy Oil will maintain its focus on expanding existing condensate, and synthetic diluent infrastructure as well as diluted bitumen and heavy oil systems.

In this business, existing assets do not compete with other assets for pipeline throughput and revenue, as they are operated under long-term agreements with dedicated customers. Competition primarily arises with respect to cost of capital on new pipeline projects, as Pembina would compete with other pipeline companies to bid for new construction projects. In some cases, existing pipeline companies have under-utilized assets which can be re-purposed to suit a customer's needs, giving them a competitive advantage when bidding for new projects.

Pembina believes with its recent construction experience and operating expertise that it is in a favourable position to secure a share of the growth in oil sands transportation sector. Further, Pembina is confident in its abilities to attract incremental volumes to the Nipisi Pipeline and Mitsue Pipeline, as Pembina continues to enhance its competitive advantage in the Nipisi area with respect to both tolls and services, and expanded the capacity on both of these pipelines by installing new pump stations. Capacity on the Nipisi Pipeline was increased from 95,000 bpd to 105,000 bpd and capacity on the Mitsue Pipeline was increased from 18,000 bpd to 22,000 bpd.

Gas Services Business

Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically positioned in active and emerging NGL-rich plays in the WCSB and integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, and both shallow and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through these processes are transported on Pembina's Conventional Pipelines. Operating assets in this business include:

•	Pembina's Cutbank Complex - located near Grand Prairie, Alberta, this facility includes three shallow cut sweet gas processing plants (the Cutbank Gas Plant, the Musreau Gas Plant and the Kakwa Gas Plant) and one deep cut gas processing plant (the Musreau Deep Cut Facility). In total, the Cutbank Complex has 425 MMcf/d of processing capacity (368 MMcf/d net to Pembina) and 205 MMcf/d of ethane-plus extraction capacity. This facility also includes approximately 350 km of gathering pipelines.
•	Pembina's Saturn Facility - located near Hinton, Alberta, this facility includes 200 MMcf/d of ethane-plus extraction capacity as well as approximately 25 km of gathering pipelines.

The Cutbank Complex and Saturn Facility are connected to Pembina's Peace Pipeline. Pembina continues to progress construction and development of numerous other facilities in its Gas Services business to meet the growing needs of producers in west central Alberta.

Major Customers

Gas Services has approximately 45 customers with a vast majority (greater than 80 percent) of its processed volumes being from a few large, independent and multi-national oil and gas companies. Gas Services processes customers' natural gas at Pembina’s owned and operated Cutbank Complex and delivers the natural gas to the TransCanada pipeline system and the NGL to the Pembina-owned and operated Peace Pipeline system.

Contractual Arrangements

Under the contractual arrangements with producers associated with the Cutbank Complex and Saturn Facility, Pembina is not directly exposed to the impact of market fluctuations in the price of natural gas and NGL’s. The gathering and processing business is based on charging fees to customers on the volume of raw gas that is gathered and/or processed through its facilities and the fees are based on a fixed-fee for service methodology. The contracts associated with the Gas Services business comprise a mixture of firm and interruptible service contracts of varying durations. The contractual fee structure incorporates a capital fee based on functional unit usage, as well as provisions for the recovery of operating costs and overhead recoveries.

Of Pembina's total processing capacity associated with these facilities, 91 percent of the Cutbank Complex and 100 percent of the Saturn Facility are contracted on a firm service basis. Many of these firm service contracts incorporate a "take-or-pay" or fee for non-delivery commitment which allows the processor to manage capacity utilization and revenue risk. In 2013, approximately 75 percent of revenues from these facilities were protected under contracts containing "take-or-pay" commitments. Any capacity that is not utilized on a firm service basis is provided to area producers on an "interruptible" basis.

Gas Services development projects, including Saturn II, the Resthaven Facility and Musreau II also have a significant portion of their operating capacity secured under long-term "take-or-pay" arrangements.

Competitive Environment

Gas producers continue to focus their development on liquid rich plays while NGL prices remain significantly more attractive than dry gas prices. Land positions are being amassed by producers in the Deep Basin/liquid-rich gas regions of British Columbia and Alberta, which continues to support Pembina's Gas Services expansion plans.

With its existing assets, Pembina is able to process gas, extract valuable NGL from the gas and transport the NGL through its conventional pipelines to its fractionation facility at Fort Saskatchewan, Alberta, where it then is able to separate the component parts of the NGL stream for end-users. With its integrated service offering along the NGL value chain and substantial gas processing plant construction experience, Pembina believes it is strongly positioned compared to other NGL service providers to capture new business proximal to its existing operating areas. Evidence of this is Pembina's continuing ability to secure new projects, such as Saturn II and Musreau II.

Midstream Business

Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream targets oil and diluent-related development opportunities from key sites across Pembina's network, which is comprised of 16 truck terminals (including two capable of emulsion treating and water disposal), terminalling at downstream hub locations, storage, and the PNT. PNT includes: 21 inbound pipeline connections; 13 outbound pipeline connections; in excess of 1.2 million bpd of crude oil and condensate supply connected to the terminal; and 310,000 bbls of surface storage in and around the Edmonton, Alberta area.
•	NGL midstream includes two NGL operating systems - Redwater West and Empress East.
•	The Redwater West NGL system includes the Younger extraction and fractionation facility in B.C.; the Redwater Plant; and Pembina's interest in the Storage Facility. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting liquefied petroleum gas and crude oil.

•	The Empress East NGL system includes a 2.1 bcf/d capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and ownership of 5.1 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for fractionation, distribution and sale. Propane and butane are sold into central Canadian and eastern U.S. markets.

The financial performance of NGL midstream can be affected by the seasonal demand for propane. Propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Seasonal fluctuations are exaggerated in periods of extreme cold or warm weather. See "Risk Factors - Risks Inherent in Pembina's Business - Midstream Business - Market Risk". Condensate and butane are generally sold consistently throughout the year.

Crude Oil Midstream: Major Customers

Pembina's crude oil midstream customers are generally those who produce and/or market crude oil and condensate on Pembina's pipeline systems, are downstream markets for those volumes, or are interested in ancillary services related to those volumes.

At Pembina's truck terminals, the Company's customer base generally comprises the same group who seek to provide volumes to Pembina's conventional pipeline systems and receive transportation services. Truck terminals are particularly attractive to those producers who are unable to justify pipeline/oil battery connections due to relatively low daily bpd of production, or are producing in advance of being pipeline connected. Pembina's truck terminal network generally brings an average of 80,000 bpd onto the conventional pipelines.

Crude Oil Midstream: Contractual Arrangements

The contractual arrangements underpinning Pembina's Crude Oil Midstream vary by service offering. Certain of Pembina's full-service terminals are constructed and operated under joint venture agreements with third-parties. In addition, Pembina has entered into an agreement with a major North American refiner to provide up to 40,000 bpd of crude oil loading service by rail transportation. In aggregate, the crude oil midstream business' broad service offerings leverage the value chain - focusing on services that complement the existing network of facilities and energy infrastructure across Pembina's asset base. All facilities and services provided by crude oil midstream are complimentary to one another and create synergies for Pembina and its customers.

NGL Midstream: Major Customers

Pembina's NGL midstream business extracts, processes, stores, transports and markets NGL and offers these services to third-party customers. The assets are integrated across Canada and the US, and are also used to generate fee-for-service income. The business is supported by an integrated supply, marketing and distribution function that contributes to the overall operating margin of Pembina.

Pembina purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater Plant. Redwater West also includes natural gas supply volumes from the Younger NGL extraction plant located at Taylor in north eastern British Columbia. The Younger plant supplies specification NGL to local markets as well as NGL mix supply to the Fort Saskatchewan area for fractionation and sale.

Pembina extracts NGL from natural gas at the Empress straddle plants and sells ethane and condensate in the western Canadian marketplace while transporting C3/C4 NGL mix to Sarnia, Ontario for fractionation and sale into markets in central Canada and the eastern United States. Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.

Ethane is predominately purchased by third-party petro-chemical companies and another third-party purchases the majority of the condensate from the Empress debutanizer. Plains All American Pipeline operates the Plains E1 Plant at Empress, Alberta and the west to east system described herein. If for any reason these parties were unable to perform their obligations under the various agreements with Pembina, the revenue and the operations of Pembina's NGL midstream business could be negatively impacted. See "Risk Factors - Risks Inherent in Pembina's Business - Reliance on Principal Customers and Operators".

NGL Midstream: Contractual Arrangements

The services provided by Pembina's NGL midstream business - including fractionation, storage, NGL terminalling, loading and offloading - are provided to third-parties on a cost-of-service or a fee basis utilizing assets at Pembina's Redwater Plant. Pembina also owns a debutanizer at its Empress facility, which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil. This service is provided to a major energy company on a long-term cost-of-service basis. Pembina's Redwater West and Empress East assets used to generate this fee-for-service income are also employed to generate proprietary income.

Competitive Environment

Pembina's Midstream business model operates in a competitive environment for transportation, terminalling, storage and rail. Even so, Pembina's asset base provides a platform to provide meaningful solutions in these areas. The demand for terminalling, storage and rail is growing as downstream pipeline capacity is unable to keep pace with upstream supply growth and downstream consumption interest, or where markets lack a physical connection to Canadian supplies.

Pembina's Midstream infrastructure and logistics business is subject to competition from other truck terminals, , storage facilities and fractionators which are either in the general vicinity of the facilities or have gathering systems that are or could potentially extend into areas served by the facilities.

Producers in western Canada compete with producers in other regions to supply crude oil, condensate and natural gas and other hydrocarbon products to customers in North America, and the hydrocarbon industry also competes with other industries to supply the fuel, feedstock and other needs of consumers. Such competition may have an adverse effect on the production of hydrocarbon products in western Canada and, as a result, on the demand for Pembina's services.

The value potential associated with any Midstream service offering is dependent upon the ability of Pembina to: provide connections to both downstream pipelines and end-use markets; understand the value of the commodities transported and terminalled; provide flexibility and a variety of storage options; and, adjust to a liquid, responsive, forward commodity market. Pembina actively monitors market conditions and stream values to target revenue opportunities. Pembina is also proactively working with upstream and downstream customers to develop value-added terminalling solutions and increase available optionality.

OTHER INFORMATION RELATING TO PEMBINA'S BUSINESS

Information and Communication Systems

Pembina employs SCADA technology on all of its pipeline systems. The SCADA systems allow for continuous electronic monitoring and control of the pipeline systems from dedicated computer consoles located in Pembina's Edmonton control centre. Operators monitor the computer consoles 24 hours per day, 365 days per year. The SCADA systems and associated leak detection software continually monitor pipeline flow and operating conditions. Line balance calculations are performed automatically by the system and alarms are triggered when imbalances are detected or measured pressures do not match those projected by software models.

In 2013, Pembina made substantial progress on its long-term initiative to upgrade and standardize the SCADA system and leak detection platforms used to remotely monitor and control its pipeline systems. This effort will continue through 2014. In 2013, Pembina successfully migrated the control of the Liquid Gathering System pipeline (an asset acquired in the 2012 Provident Acquisition) from the Redwater Plant to its Edmonton control centre.

Integrity Management

Pembina employs a comprehensive pipeline integrity management program ("IMP") and dedicates a significant portion of its annual operating budget directly to pipeline integrity management activities. Pembina's IMP includes the systems, processes, analysis and documentation designed to ensure proactive and transparent management of its pipeline systems and compliance with applicable standards and regulations.

Pembina's IMP is designed to achieve enhanced safety, reliability and longevity through the entire pipeline lifecycle. Integrity management begins at the engineering and design phase with quality specifications/standards during pipe manufacturing, selection and application of high-quality coatings to protect buried pipe, route selection to avoid geologically unstable or high consequence areas, and the use of cathodic protection systems to electrically protect the pipe from external corrosion.

Proactive integrity management activities extend into pipeline operations with programs including right-of-way patrols and public awareness to reduce the likelihood of third-party damage, system-specific hazard evaluations and risk assessments, geotechnical programs to manage slope instability and river crossings, training and qualification programs for staff and contractors, enhanced emergency response procedures, and the use of specific chemicals to reduce the likelihood of internal corrosion from impurities and bacteria in the oil.

Between 2010 and 2012, Pembina completed a baseline geotechnical inspection program of pipelines to inventory all water crossings and slopes and to assess integrity threats posed by these crossings and slopes. In 2013, Pembina performed work on 27 stream crossings to mitigate the impacts of stream erosion, and conducted work on 13 slopes to stabilize or monitor potentially unstable slopes. Additionally, in 2013, Pembina completed 458 re-inspections of streams and 312 detailed surveys of key streams and slope areas identified in previous years.

The cornerstone of Pembina's IMP is the use of in-line inspection ("ILI") and repair technology to measure and record both the distribution and severity of specific features in the pipe depending on the ILI technology. This technology employs high-resolution magnetic flux leakage tool to identify the location and severity of defects with potential to adversely affect pipeline "fitness-for-service". Through proactive use of these sophisticated electronic tools, defects (both internal and external) with the potential to compromise pipeline integrity are identified and repaired. Projected defect growth rates and/or historical operating knowledge are used to plan re-inspection intervals. Pembina's re-inspection frequency and intervals are typically selected so that remaining defects are re-assessed and repaired before they have a material effect on pipe integrity.

Pembina has employed in-line inspection since the early 1970s, progressing to newer, high resolution ILI technology in the late 1990s. As part of Pembina's ongoing IMP, 66 pipeline segments were inspected in 2013. The majority of the segments inspected in 2013 were inspected for the first time with a geometry tool which measures pipeline deformations which could be related to original construction damage, geotechnical movement and/or third-party hits. Pembina plans to inspect 55 pipelines with this technology in 2014.

For those line segments with higher susceptibility to crack failures, Pembina also employs specialized ultrasonic ILI crack detection technology. Between 2004 and 2012, Pembina has completed crack detection inspections on the Western Pipeline, portions of the Peace Pipeline (LaGlace to Fox Creek), the 12 inch and 20 inch lines from Fox Creek to Edmonton, the 16 inch crude line from Judy Creek to Edmonton, the 16 inch NGL line from Judy Creek to Edmonton, 16 inch Valleyview to Fox Creek 10 inch Swan Hills to Namao line, 16 inch Redwater to Pipeline Alley line and 16 inch Judy Creek to Whitecourt pump station line and on the 22 inch Horizon Pipeline. In 2013, Pembina ran ultrasonic tools on eight pipeline segments, which were all re-inspections with the exception of the 8 inch Simonette to Fox Creek segment. Data from these inspections is analyzed by Pembina and third-party technical experts, in conjunction with pipeline pressure data, to design appropriate mitigation, repair and re-assessment programs.

In addition to the IMP for pipeline assets, Pembina also has regularly scheduled inspection and repair programs for the above and below-ground storage tanks and pressure vessels. Pembina complies with inspection frequencies for pressure vessels set out by the Alberta Boilers Safety Association ("ABSA"), and AER Directive 55 for atmospheric storage tanks and sumps. In 2013, Pembina completed 276 pressure vessel, 75 storage tank, and 59 sump tank inspections to achieve compliance. For each inspection, repairs are conducted as required to ensure compliance to applicable codes and standards. In addition, in 2013, Pembina's pressure equipment integrity management programs received two internal audits and a periodic audit by ABSA, which identified only minor findings which have since been addressed. In 2014, Pembina is scheduled to inspect 530 pressure vessels, 48 storage tanks, and seven storage tubes. Two internal audits of Pembina's pressure equipment integrity management programs are scheduled, as well as program renewal audits with ABSA.

Environmental Matters

Operation of Pembina's pipelines and other assets are subject to environmental controls in the form of approvals and compliance with applicable federal, provincial, and local laws and regulations. Such laws and regulations govern, among other things, operating and maintenance standards, emissions and waste discharge and disposal. Management believes that Pembina's facilities and operations meet or exceed those requirements. Pembina participates in the following applicable regulated emission reporting programs: Canadian Greenhouse Gas Emissions Reporting Program, Alberta Specified Gas Reporting Program, and the Canadian National Pollutant Release Inventory Reporting Program.

To confirm regulatory compliance and conformance with Pembina's internal environmental standards, Pembina has in place a planned environmental audit program. As part of this program, regularly scheduled third-party environmental audits are conducted on a five-year rotating basis at various major facilities within a selected business each year. The program is designed such that each major business unit is audited at least once every five years.

In addition, Pembina has an incident review panel (the "IRP"), which has been in place since first quarter 2010, that meets monthly and consists of operational, safety and environmental leaders as well as business Vice Presidents, the President and Chief Executive Officer and other members of the executive team. The IRP is focused on analyzing and understanding incident root causes, determining and completing resulting action plans to eliminate re-occurrence and more importantly ensuring that these learnings are fully communicated and implemented on a corporate-wide basis.

Environmental Incidents

Pembina's focus on integrity management and safe operations continues to result in low incident frequency and minimal environmental impact.

Pembina spent approximately $20 million in the aggregate in relation to the July 2011 Moosehorn release incident up to December 31, 2013, and received approximately $15 million of that amount from its insurers. Pembina has complied with all of its requirements in relation to the Moosehorn incident and the matter was closed with no ongoing obligations on the part of Pembina in 2013. Pembina spent approximately $2.4 million on other pre-existing spill sites in 2013, approximately $1.3 million on yearly environmental programs, monitoring and audits, and approximately $2.3 million on the update and maintenance of Pembina's Emergency Response Planning system and corporate security measures.

In addition to the environmental expenses associated with its operations, Pembina also invests in environmental assessment, planning, permitting and post-construction monitoring associated with capital projects.

Provisions

A provision is recognized if, as a result of a past event, Pembina has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are re-measured at each reporting date based on the best estimate of the settlement amount. The unwinding of the discount rate (accretion) is recognized as a finance cost.

Decommissioning provision

Pembina's activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value, based on a risk-free rate, of management's best estimate of expenditure required to settle the obligation at the balance sheet date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time, changes in the risk-free rate and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows or risk free rate are added to or deducted from the cost of the related asset.

For more information with respect to Pembina's estimated net present value of decommissioning obligations, see Note 4 to Pembina's audited consolidated financial statements for the year ended December 31, 2013, which may be found on Pembina's profile on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov.

Derivative Financial Instruments

Pembina has entered into derivative financial instruments to limit the exposure to changes in commodity prices, interest rates, cost of power, and foreign exchange rates. Hedge accounting has not been applied; however, Pembina still considers that there is an economic hedge which limits the exposure to fluctuations in revenue and expenses.

For more information with respect to Pembina's derivative financial instruments and financial risk management program, see "Market Risk Management Program" in Pembina's management discussion and analysis for the year ended December 31, 2013, which section is incorporated by reference herein, and Note 22 to Pembina's audited consolidated financial statements for the year ended December 31, 2013, which note is incorporated by reference herein. Electronic copies of these documents can be found on Pembina's company profile on the SEDAR website at www.sedar.com, in Pembina's annual report on Form 40-F filed on the EDGAR website at www.sec.gov and on Pembina's website at www.pembina.com.

Pipeline Rights-of-Way and Land Tenure

Pembina's real property interests fall into two basic categories of ownership: (i) a number of locations, including many pumping stations and terminal and storage facilities, which are owned in fee simple; and (ii) the majority of locations which are covered by leases, easements, rights-of-way, permits or licences from landowners or governmental authorities permitting the use of such land for the construction and operation of a pipeline. Pembina believes that the operator of each of its pipeline assets has sufficient title to its property interests to permit the operation of such assets.

Indemnification and Insurance

Pembina maintains insurance to provide coverage in relation to the ownership and operation of its pipeline assets, gas services assets, as well as on the Storage Facility and its other midstream assets. Insurance coverage for Pembina's assets currently includes: (i) property insurance coverage, providing coverage on the property and equipment that is above-ground and pipelines at river crossings, with recovery based upon replacement costs, and, where necessary, business interruption coverage for loss of income arising from specific property damage; and (ii) comprehensive general liability coverage, providing coverage for actions by third parties. The latter coverage includes Pembina's sudden and accidental pollution coverage, which specifically insures against certain claims for damage from leaks or spills.

In addition, Pembina maintains director and officer liability coverage consistent with industry practice.

Pembina believes that it has procured such insurance coverage as would be maintained by a prudent owner and operator of the type of assets owned and operated by Pembina. This insurance coverage is subject to limits and exclusions or limitations on coverage that Pembina considers reasonable given the cost of procuring insurance and current operating conditions. However, there can be no assurance that insurance coverage will be adequate in any particular situation.

Employees

As at December 31, 2013, Pembina employed 904 personnel, of which 505 were engaged in the performance of field operations and superintendence activities, and 404 were engaged in the performance of facilities engineering, systems, management, finance, accounting, administration, human resources, information services, drafting, business development and safety and environmental service activities. Of the above field operation employees, 16 are unionized. Pembina's workforce is relatively stable with limited turnover and employees are financially encouraged to remain in Pembina's employment through options to purchase Common Shares, long-term incentive programs and pension plans, all which vest over time.

Corporate Social Responsibility

Pembina is committed to maintaining a high standard of corporate governance and ethical practices, both within the corporate boardroom and throughout its operations. Pembina's corporate governance practices are designed with a view to:

•	Enhancing and preserving value;
•	Protecting dividends;
•	Ensuring it meets its obligations to all regulatory bodies, business partners, customers, stakeholders, employees and shareholders; and
•	Operating in a safe, reliable and environmentally responsible way.

Code of Ethics

The Board of Directors has adopted a Code of Ethics which applies to all directors, officers, employees and certain contractors of Pembina. The Code of Ethics is available at Pembina's website at www.pembina.com

In support of the Code of Ethics, Pembina has adopted various business conduct policies covering matters, including but not limited to ethics, disclosure, insider trading and conflicts of interest, and has adopted a number of specific procedures and guidelines to facilitate compliance with the Code of Ethics and the various policies.

The policies include the:

•	Health, Safety and Environment Policy
•	Respectful Workplace Policy
•	Aboriginal Relations Policy
•	Whistleblower Policy
•	Corporate Security Management Policy

Health, Safety and Environment ("HSE") Policy

HSE are top priorities in all of Pembina's operations and business activities. Pembina is committed to being an industry leader in conducting its business so that it meets or exceeds all applicable laws and regulations and to protecting the health and safety of workers, the public and safeguarding the environment affected by its activities. Pembina is also committed to improving its HSE performance. These areas are of paramount importance to management, employees and contractors at the Company. Pembina believes that excellence in health, safety and environmental practices is essential to the well-being of the Company.

The Health, Safety and Environment Committee of Pembina's Board of Directors monitors compliance with the HSE Policy through regular reporting. Pembina's integrated HSE management system is modeled after the International Organization for Standardization standard for environmental management systems, ISO 14001; and the Occupational Health and Safety Assessment Series (OHSAS 18001) for occupational health and safety. Pembina's HSE management system conforms to external industry consensus standards and voluntary regulatory programs and complies with applicable legislated requirements and various other internal management systems. Management is informed regularly of all important and/or significant HSE operational issues and initiatives through formal reporting and incident management processes, including tracking all "close calls." The HSE management system is subject to ongoing internal and external review to ensure that it remains effective as circumstances change.

Respectful Workplace Policy

Pembina is committed to providing a workplace that is pleasant, healthy, comfortable, and free from intimidation, hostility or other offenses which might interfere with work performance. Employees are expected to treat each other with mutual respect, fairness and dignity. Discrimination or harassment of any sort will not be tolerated. The purpose of this policy is to create a respectful workplace through the prevention and quick resolution of harassment and/or discrimination.

Aboriginal Relations Policy

By striving for positive and mutually-beneficial relationships with Aboriginal leadership and communities, Pembina employees, consultants and contractors will help build continued success for Pembina’s existing and expanding systems and other businesses. Pembina desires to enter into lasting and mutually-beneficial relationships with all Aboriginal peoples affected by its operations.

Whistleblower Policy

Pembina is committed to high standards of professional and ethical conduct in all activities. Our reputation for honesty and integrity among our stakeholders is key to the success of our business. The transparency, honesty, integrity and accountability of Pembina's financial, administrative and management practices are vital. These high standards guide the decisions of the Board of Directors and are relied upon by Pembina's stakeholders and the financial markets.

For these reasons, it is critical to maintain a workplace where concerns regarding questionable business practices can be raised without fear of any discrimination, retaliation or harassment. This reporting mechanism invites employees to act responsibly to uphold the reputation of Pembina and maintain public confidence. Encouraging a culture of openness and ethical leadership from management will also help this process. This policy is intended to encourage and enable stakeholders to raise serious concerns within Pembina rather than overlooking a problem or seeking a resolution of the problem outside Pembina.

Corporate Security Management Policy

Pembina is committed to protecting the safety of its workers, the public, and to safeguarding Pembina's facilities and information. These areas are of paramount importance to management, employees and contractors at the Company. Pembina believes that excellence in security management is essential to the well-being of the Company. As such, Pembina is committed to identifying security risks and establishing appropriate programs and procedures to reduce these risks to an acceptable level, and to testing these programs and procedures to assess their effectiveness on a regular basis.

Corporate Governance

Pembina's Board and management are committed to the highest standards of ethical conduct and corporate governance.

Pembina is a public company listed on the TSX and the NYSE, and it recognizes and respects rules and regulations in both Canada and the U.S.

Pembina's corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the Canadian Securities Administrators (''CSA''):

•	National Instrument 52-110 - Audit Committees (Canadian audit committee rules);
•	National Policy 58-201 - Corporate Governance Guidelines; and
•	National Instrument 58-101 - Disclosure of Corporate Governance Practices.

Pembina also complies with the governance listing standards of the NYSE and the governance rules of the SEC that apply to foreign private issuers.

Pembina's governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized on Pembina's website at www.pembina.com. As a non-U.S. company, Pembina is not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards.

Pembina benchmarks its policies and procedures against major North American companies to assess its standards, and it adopts best practices as appropriate. Some of its best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Further information about Pembina's corporate governance can be found on Pembina's website at www.pembina.com under the heading Governance.

WESTERN CANADIAN OIL AND GAS INDUSTRY

General

Western Canada is the major source of conventional crude oil, SCO, natural gas, bitumen and related products (including NGL and condensate) in Canada. Domestic crude oil and natural gas production in the west comes primarily from Alberta with lesser amounts from British Columbia, Saskatchewan, Manitoba and the Northwest Territories. SCO comes from the oil sands developments near Fort McMurray, Alberta. Efficient, low cost, and safe transportation by pipeline, rail and truck from producing fields to refineries, processing plants and domestic and export markets is essential to the Canadian oil and gas industry.

The discussion below provides an overview of the Canadian crude and heavy oil industry, the NGL industry and midstream industry.

Canadian Crude and Heavy Oil Overview

Western Canada has one of the world’s largest crude oil reserves. Over the past number of years, the crude oil industry in Alberta and western Canada in general has experienced a resurgence due to the implementation of improved drilling technologies which have enabled increased recoveries and as well as improved economics. The WCSB was once considered to be a declining resource. However, these technologies (for example, multi-stage hydraulic fracturing) have allowed producers to access tighter areas of conventional reserves as well as shales, which were previously considered to be uneconomical.

Bitumen occurs naturally in oil sands. Once the bitumen is recovered and processed to separate it from the oil sands and upgraded, SCO is produced. Bitumen may be recovered in two ways. Approximately 20 percent of bitumen in Alberta occurs in oil sands near enough to the surface that it can be mined and moved by trucks to a cleaning facility. The remaining 80 percent of Alberta's oil sands must be extracted using a variety of in-situ processes. These in-situ processes use steam, solvents or thermal energy to allow the bitumen to be pumped to the surface. Because bitumen is so viscous, it requires dilution with lighter hydrocarbons, such as condensate, to make it transportable by pipeline.

Condensate is the “heaviest” gas liquid. As producers increase their production of oil sands and heavy oil, there is a growing demand for condensate. With assets spanning across the crude oil, condensate and NGL value chains, Pembina is uniquely positioned to provide customers with access to condensate via pipeline or rail.

Pipelines continue to be the most economical and dominant mode of transporting large amounts of crude oil, condensate, and heavy oil; however, given the extensive rail infrastructure spanning across North America and the lack of sufficient export pipeline capacity, transporting hydrocarbon products by rail is gaining momentum.

Product Transportation: Feeder Pipeline Systems

Feeder pipeline systems gather petroleum products from producing fields and facilities for transport to regional centres for storage, fractionation, refining and connection to larger pipelines. From these centres, petroleum products are further transported by export pipeline or rail systems either to domestic markets in western or eastern Canada or to markets in the northern United States for end-use, or used as feedstock in refineries or the petrochemical industry. The major operational centre for the Canadian oil and natural gas industry is the Edmonton/Fort Saskatchewan area of Alberta, which is the largest crude oil refining centre in western Canada and a major fractionation and market hub for NGL and related products. In addition, the Edmonton/Fort Saskatchewan area is the hub of the Alberta feeder pipeline network and the starting point of many large Canadian export pipelines.

All of Pembina's pipelines are feeder pipelines or gathering systems. The conventional pipelines collectively transported approximately 492 mbpd of crude oil, condensate and NGL products in 2013. The conventional pipelines transport the majority of its products to the Edmonton/Fort Saskatchewan, Alberta area, while a smaller amount is delivered to Kamloops, B.C. Pembina's oil sands and heavy oil pipelines had a combined contracted capacity of 880 mbpd in 2013. These pipelines primarily transport products from established production fields in their respective service areas, the Syncrude Project or the Horizon Project, into the refining and export pipeline centres at Edmonton. The Cheecham Lateral transports SCO from a common pump station on the Syncrude Pipeline and Horizon Pipeline to a terminalling facility located near Cheecham, Alberta, where it is then used as diluent for oil sands projects in the area. The Nipisi Pipeline and Mitsue Pipeline provide diluted heavy oil and diluent transportation for operators in the Pelican Lake and Peace River heavy oil regions of Alberta.

Conventional feeder pipelines and gathering systems generally experience lower volumes during the spring months as a result of reduced drilling primarily due to weight restrictions on roads, producers conducting maintenance on their batteries and gas plant turnarounds. The magnitude and duration of road weight restrictions are dependent upon spring weather conditions. Many battery operators also perform maintenance work on production facilities during the spring months. Road restrictions and battery maintenance can also impact gathering pipeline receipts during the fall months, although the impact on throughput is generally less pronounced than during the spring months.

Product Transportation: Export Liquids Pipeline Systems

The export liquids pipelines originating in the Edmonton area are the TransMountain Pipeline and the Enbridge Pipeline. Crude oil and refined products delivered to domestic and export markets on the west coast are transported through the TransMountain Pipeline. Crude oil and refined products delivered to eastern Canada and the northern United States are transported through the Enbridge Pipeline. NGL delivered to eastern Canadian and export markets are transported through the Enbridge Pipeline. The TCPL Keystone Pipeline and Express Pipeline also exports crude oil from Hardisty, Alberta. However, none of Pembina's systems are directly connected to Hardisty.

NGL Overview

The Canadian NGL industry involves the production, storage, transportation and marketing of products that are extracted from natural gas prior to its sale to end-use customers. The profitability of the industry is based on the products extracted being of greater economic value as separate commodities (net of the costs of extraction) than as components of natural gas.

Natural gas is a mixture of various hydrocarbon components, the most abundant of which is methane. The higher value hydrocarbons, which include ethane (C2), propane (C3), butane (C4) and condensate (C5+), are generally in gaseous form at the pressures and temperatures under which natural gas is gathered and transported. NGL extraction facilities recover certain higher value hydrocarbons, such as ethane, propane, butane and condensate, from natural gas for sale in a liquid form. Almost 90 percent of NGL supply in western Canada is derived from natural gas processing, with the remainder derived from the refining of crude oil.

The NGL value chain begins with the gathering of gas that is produced. The gas then gets processed through field processing plants, mainline extraction facilities and fractionation facilities in order to remove high value NGL, as well as water, sulphur and other impurities. The value chain culminates with the transportation and eventual sale of NGL to the final customer.

Condensate is produced naturally at the well-head when natural gas is brought to the surface at a gas well. Most condensate is typically separated from natural gas at the field gas plant. It is then either trucked to a connection point on a pipeline, or the natural gas plant may be connected directly into a gathering pipeline system for onward delivery to market.

NGL Extraction

NGL is recovered at three distinct types of facilities: natural gas field plants, natural gas mainline straddle plants and oil refineries. Field plants process raw natural gas, which is produced from wells in the immediate vicinity, to remove impurities such as water, sulphur and carbon dioxide prior to the delivery of natural gas to the major natural gas pipeline systems. Field plants also remove almost all pentanes-plus and as much as 65 percent of propane and 80 percent of butane in order to meet pipeline specifications, leaving ethane and unrecovered NGL’s in the sales gas. Most field plants do not extract ethane but leave it in the natural gas. Once processed, the sales gas is then compressed and delivered to one of the major gas market pipeline systems including ATCO Gas, TransCanada Pipelines Ltd., Alliance Pipeline Limited Partnership, Nova Gas Transmission Ltd and Spectra/Westcoast. In the Province of Alberta, any residual NGL and ethane in the natural gas is extracted at mainline straddle plants prior to export. Pembina has ownership interests in four of the six mainline Empress straddle plants on the Nova Gas Transmission system and the Younger Extraction plant on the Spectra system.

NGL extraction produces a mixed hydrocarbon product (either ethane-plus or propane-plus), which must be further processed in subsequent steps to separate out the individual products. At most field facilities, only sufficient NGL to make the residual gas marketable is extracted; however, with the addition of enhanced processing facilities such as Pembina's Musreau Deep Cut Facility (an example of a field Straddle plant) and Pembina's Empress plant (an example of a mainline straddle plant) further NGL extraction is possible to ensure the maximum amount of NGL is recovered. NGL products have historically been priced relative to oil, so this additional level of recovery is dependent on the relative value between oil and natural gas. As the relative price of oil versus natural gas increases, the impetus for this activity is increasingly wide spread.

NGL Fractionation

NGL mix extracted at field plants and straddle plants is transported to fractionation facilities, which enhances its value by separating the mix into its components: ethane, propane, butane and pentanes-plus. Due to size, storage and transportation limitations, fractionation generally does not occur at field plants, but rather at larger, well connected centralized locations. NGL mixes are moved by truck or pipeline to fractionation facilities. Once fractionated, the products are stored and transported to end markets by pipeline, truck or rail.

NGL Transportation

The efficient movement of NGL products in Canada requires significant infrastructure, including transportation assets (pipelines, trucks, rail cars), storage facilities, and terminals (rail and truck). The most efficient and the lowest-cost means for moving NGL products to markets is by pipeline. The Canadian energy sector has an extensive pipeline network for the transportation of natural gas to field plants and extraction facilities, and NGL to fractionation facilities, petrochemical complexes, underground storage facilities and the final customer. Truck and rail account for a significant amount of the NGL transported, with pipelines serving as the main mode of transport.

NGL Storage

Storage assets offer a number of key strategic advantages, which include: (i) providing the necessary operational buffer between production of NGLs (which varies daily depending on gas flows and composition) and their consumption (which can vary from day-to-day and season-to-season depending on market needs); (ii) allowing NGL sellers to store inventory to accommodate outages in NGL fractionation plants; and (iii) exploiting seasonal price differentials that may develop over the course of a year (particularly for propane and butane).

NGL Marketing

The North American markets for NGL are largely continental in nature with end uses varying substantially by product from heating and transportation fuels to petrochemical and crude oil refining feed stocks. Ethane is used as feedstock for the petrochemicals. Propane is the most versatile of the NGL products with uses such as home and commercial heating, crop drying, cooking, motor fuel and petrochemical feedstock. Butane is used primarily in gasoline blending, either directly or in the production of iso-octane and as a diluent for heavy oil. Pentanes-plus is used primarily as a diluent to blend with heavy crudes to decrease the viscosity and density of these crudes, allowing them to be transported in pipelines. In addition, pentanes-plus are used as a refinery feedstock in the production of gasoline.

Midstream Services for Crude Oil, SCO & NGL

Crude oil, SCO and NGL produced in Canada are transported to market through extensive gathering and transportation systems - feeder pipeline systems and export pipeline systems - discussed above.

Growth in crude oil midstream opportunities is largely focused on receipt and delivery terminals, storage and other hub services. Crude oil production ends up being consumed in refineries. Refineries are widely distributed geographically and can be located anywhere along the transportation chain, from the production basin hub locations to mid-point junctions on transmission networks to tidewater where foreign production is able to access North American markets via marine transport. For locations directly connected to Pembina's pipelines, there is a service requirement to manage supply with demand, balancing between the pipeline and the customer.

On the receipt side, Pembina's truck terminals are a means for oil, condensate and NGL production, which is not pipeline connected, to secure access to transportation to market. With the growth in multi-stage fractionation and production techniques, there is also growing demand to treat emulsion, oil-water mixtures and waste water, prior to being ready for sale and accepted into a pipeline. The treating of emulsion and disposal of associated water at full-service truck terminal facilities is a business expansion opportunity for Pembina. In 2012, Pembina started construction on a joint venture full-service terminal in the Judy Creek, Alberta area which was completed in mid-2013. In 2013, Pembina began construction of a terminal at Cynthia which will be in service in 2014. Also in 2013, Pembina acquired the Heartland Hub, which is expected to provide interconnectivity via pipeline and rail to downstream markets and enable Pembina to offer upstream and downstream customers access to merchant storage and other complementary midstream services, and become a diluents platform for servicing the oil sands.

With changes to crude oil production, declines in conventional volumes and the growth in heavy oil, there is an interest by refiners in having custom blends produced to optimize their process without having to undertake major capital projects to reconfigure the refineries for a changing crude production slate. Where pipelines converge, there is also a requirement to manage the product flow between the systems. Historically this has been buffered through tankage downstream of Pembina's operations. There is an internal demand for hub storage which will not only buffer flows for downstream deliveries, but also smooth operation of Pembina's complex batched conventional pipeline network. As a further service category, with the growth in demand for diluents for heavy oil transportation, there is a new requirement to manage diluents prior to injection into the various diluent delivery pipelines. This demand includes accessing the greatest variety of diluents, meeting diluent quality specifications and storage.

DESCRIPTION OF THE CAPITAL STRUCTURE OF PEMBINA

The authorized capital of Pembina consists of an unlimited number of Common Shares, a number of Class A Preferred Shares, issuable in series, not to exceed twenty percent of the number of issued and outstanding Common Shares at the time of issuance of any Class A Preferred Shares, and an unlimited number of Class B Preferred Shares (the "Internal Preferred Shares"). As of December 31, 2013, there were approximately 315.2 million Common Shares outstanding, approximately 4.2 million Common Shares issuable pursuant to outstanding options under the Option Plan, approximately 10.5 million Common Shares reserved for issuance pursuant to the Series C Convertible Debentures, approximately 6.5 million Common Shares reserved for issuance pursuant to the Series E Convertible Debentures, approximately 5.8 million Common Shares reserved for issuance pursuant to the Series F Convertible Debentures, 10 million Series 1 Class A Preferred Shares outstanding, 6 million Series 3 Class A Preferred Shares outstanding and 101.4 million Internal Preferred Shares outstanding (all of which Internal Preferred Shares are owned by Pembina's wholly-owned subsidiary, Alberta Oil Sands Pipeline Ltd.). In addition, after completion of its bought deal offering on January 16, 2014, Pembina had issued and outstanding 10 million Series 5 Class A Preferred Shares.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the Series 1, Series 3 and Series 5 Class A Preferred Shares, and the Internal Preferred Shares.

Common Shares

Holders of Common Shares are entitled to receive notice of and to attend all meetings of Shareholders and to one vote at such meetings for each Common Share held. The holders of the Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares, and are entitled to share in the remaining property of Pembina upon liquidation, dissolution or winding up, subject to the rights of the Internal Preferred Shares, described below.

Pembina has a shareholder rights plan (the "Plan") that was adopted to ensure, to the extent possible, that all Shareholders are treated fairly in connection with any take-over bid for Pembina. The Plan creates a right that attaches to each present and subsequently issued Common Share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of the Common Shares, the rights are not separable from the Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquirer, from and after the separation time and before certain expiration times, to acquire one Common Share at a substantial discount to the market price at the time of exercise. The Board of Directors may waive the application of the Plan in certain circumstances. The Plan was reconfirmed at Pembina’s 2013 meeting of shareholders and must be reconfirmed at every third annual meeting thereafter. A copy of the agreement relating to the Plan has been filed on Pembina’s SEDAR and EDGAR profiles on May 13, 2013 and May 14, 2013, respectively.

Class A Preferred Shares

Subject to certain limitations, the Board may, from time to time, issue Class A Preferred Shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The Class A Preferred Shares as a class have, among others, the provisions described below.

Each series of Class A Preferred Shares shall rank on parity with every other series of Class A Preferred Shares, and shall have priority over the Common Shares, the Internal Preferred Shares and any other class of shares ranking junior to the Class A Preferred Shares with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Pembina. The Class A Preferred Shares of any series may also be given such preferences, not inconsistent with the provisions thereof, over the Common Shares, the Internal Preferred Shares and over any other class of shares ranking junior to the Class A Preferred Shares, as may be determined by the Board.

If any cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up of Pembina in respect of a series of Class A Preferred Shares are not paid in full, the Class A Preferred Shares of all series shall participate rateably in: (a) the amounts that would be payable on such shares if all such dividends were declared at or prior to such time and paid in full; and (b) the amounts that would be payable in respect of the return of capital as if all such amounts were paid in full; provided that if there are insufficient assets to satisfy all such claims, the claims of the holders of the Class A Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining shall be applied towards the payment and satisfaction of claims in respect of dividends. After payment to the holders of any series of Class A Preferred Shares of the amount so payable, the holders of such series of Class A Preferred Shares shall not be entitled to share in any further distribution of the property or assets of Pembina in the event of the liquidation, dissolution or winding up of Pembina.

Holders of any series of Class A Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of Pembina, unless the Board shall determine otherwise in the terms of a particular series of Class A Preferred Shares, in which case voting rights shall only be provided in circumstances where Pembina shall have failed to pay a certain number of dividends on such series of Class A Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, shall be determined by the Board and set out in the designations, rights, privileges, restrictions and conditions of such series of Class A Preferred Shares. Other than as set out below, the material characteristics of each series of Class A Preferred Shares are substantially the same.

Series 1 Class A Preferred Shares

The holders of Series 1 Class A Preferred Shares are entitled to receive fixed dividends at an annual rate of $1.0625 per share, payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board, for the initial fixed rate period to but excluding December 1, 2018. The dividend rate will reset on December 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.47 percent. In the event of liquidation, dissolution or winding up of Pembina, the holders of Series 1 Class A Preferred Shares shall be entitled to receive $25.00 per Series 1 Class A Preferred Share plus all accrued and unpaid dividends thereon in preference over the Common Shares or any other shares ranking junior to the Series 1 Class A Preferred Shares.

The Series 1 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on December 1, 2018 and on December 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends. The holders of Series 1 Class A Preferred Shares have the right to convert their shares into Series 2 Class A Preferred Shares, subject to certain conditions, on December 1, 2018 and on December 1 of every fifth year thereafter. The holders of Series 2 Class A Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.47 percent, and will have the right to convert their shares into Series 1 Class A Preferred Shares, subject to certain conditions, on December 1, 2023 and on December 1 of every fifth year thereafter. The Series 2 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on any date after December 1, 2018, by the payment of an amount of cash for each share to be redeemed equal to (i) $25.00 in the case of any redemptions on December 1, 2023 and on December 1 in every fifth year thereafter, or (ii) $25.50 in the case of redemption on any other date after December 1, 2018, in each case plus all accrued and unpaid dividends thereon.

Series 3 Class A Preferred Shares

The holders of Series 3 Class A Preferred Shares are entitled to receive fixed dividends at an annual rate of $1.1750 per share, payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board, for the initial fixed rate period to but excluding March 1, 2019. The dividend rate will reset on March 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.60 percent. In the event of liquidation, dissolution or winding up of Pembina, the holders of Series 3 Class A Preferred Shares shall be entitled to receive $25.00 per Series 3 Class A Preferred Share plus all accrued and unpaid dividends thereon in preference over the Common Shares or any other shares ranking junior to the Series 3 Class A Preferred Shares.

The Series 3 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on March 1, 2019 and on March 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends. The holders of Series 3 Class A Preferred Shares have the right to convert their shares into Series 4 Class A Preferred Shares, subject to certain conditions, on March 1, 2019 and on March 1 of every fifth year thereafter. The holders of Series 4 Class A Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.60 percent, and will have the right to convert their shares into Series 3 Class A Preferred Shares, subject to certain conditions, on March 1, 2024 and on March 1 of every fifth year thereafter. The Series 4 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on any date after March 1, 2019, by the payment of an amount of cash for each share to be redeemed equal to (i) $25.00 in the case of any redemptions on March 1, 2024 and on March 1 in every fifth year thereafter, or (ii) $25.50 in the case of redemption on any other date after March 1, 2019, in each case plus all accrued and unpaid dividends thereon.

Series 5 Class A Preferred Shares

The holders of Series 5 Class A Preferred Shares are entitled to receive fixed dividends at an annual rate of $1.25 per share, payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board, for the initial fixed rate period to but excluding June 1, 2019. The dividend rate will reset on June 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 3.00 percent. In the event of liquidation, dissolution or winding up of Pembina, the holders of Series 5 Class A Preferred Shares shall be entitled to receive $25.00 per Series 5 Class A Preferred Share plus all accrued and unpaid dividends thereon in preference over the Common Shares or any other shares ranking junior to the Series 5 Class A Preferred Shares.

The Series 5 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on June 1, 2019 and on June 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends. The holders of Series 5 Class A Preferred Shares have the right to convert their shares into Series 6 Class A Preferred Shares, subject to certain conditions, on June 1, 2019 and on June 1 of every fifth year thereafter. The holders of Series 6 Class A Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 3.00 percent, and will have the right to convert their shares into Series 5 Class A Preferred Shares, subject to certain conditions, on June 1, 2024 and on June 1 of every fifth year thereafter. The Series 6 Class A Preferred Shares are redeemable by Pembina in whole or in part, at its option, on any date after June 1, 2024, by the payment of an amount of cash for each share to be redeemed equal to (i) $25.00 in the case of any redemptions on June 1, 2024 and on June 1 in every fifth year thereafter, or (ii) $25.50 in the case of redemption on any other date after June 1, 2019, in each case plus all accrued and unpaid dividends thereon.

Internal Preferred Shares

Holders of Internal Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the Shareholders, except as required by law. The Internal Preferred Shares are retractable and redeemable at the option of the holder thereof and Pembina, respectively. The price or consideration payable at which each Internal Preferred Share shall be retracted or redeemed (the "Redemption Amount") shall be the fair market value of the consideration received thereof as determined by the Board of Directors at the time of issuance of the Internal Preferred Shares, as adjusted from time to time pursuant to the terms of the Internal Preferred Shares.

If at any time a holder of Internal Preferred Shares ceases to be, or is not, a direct or indirect wholly owned subsidiary of Pembina, Pembina, with or without knowledge of such event, shall be deemed, without further action or notice, to have automatically redeemed all of the Internal Preferred Shares held by such holder in exchange for the Redemption Amount.

The holders of Internal Preferred Shares shall be entitled to receive, if and when declared by the Board of Directors, preferential non-cumulative dividends based on the Redemption Amount applicable to such shares at the rate to be set by the Board of Directors.

Upon the liquidation, dissolution or winding-up of Pembina, the holders of Internal Preferred Shares shall be entitled to receive for each such share, in priority to the holders of Common Shares, the Redemption Amount per share together with all declared but unpaid dividends thereon.

Premium Dividend™ and Dividend Reinvestment Plan

Pembina reinstated the DRIP effective as of the January 25, 2012 record date. The DRIP provides Shareholders the opportunity, subject to eligibility restrictions, withholding taxes and prorating as provided for in the plan, to either receive a cash payment equal to 102 percent of any cash dividends otherwise payable by Pembina or accumulate additional Common Shares at a 5 percent discount to an average market price. Pembina will determine, for each dividend payment date during a period for which the DRIP is not suspended, the amount of new equity or premium cash payments, if any, that will be made available under the DRIP on that date.

Convertible Debentures

Series C Convertible Debentures

On November 17, 2010, Pembina issued $300,000,000 aggregate principal amount of Series C Convertible Debentures at a price of $1,000 per Series C Convertible Debenture, which bear interest at an annual rate of 5.75 percent payable semi-annually on May 31 and November 30 in each year commencing May 31, 2011 and have a maturity date of November 30, 2020. The Series C Convertible Debentures are listed on the TSX under the symbol "PPL.DB.C".

Each Series C Convertible Debenture is convertible into Common Shares at the option of the holder at any time prior to the close of business on November 30, 2020 and the business day immediately preceding the date specified for redemption by Pembina of the Series C Convertible Debentures, at a conversion price of $28.55 per Common Share, subject to adjustment in certain events. Pembina may, at its option on or after November 30, 2014 and prior to November 30, 2016, elect to redeem the Series C Convertible Debentures in whole or in part, provided that the volume weighted average trading price of the Common Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series C Convertible Debentures. On or after November 30, 2016, the Series C Convertible Debentures may be redeemed in whole or in part at the option of Pembina at a price equal to their principal amount plus accrued and unpaid interest. Pembina can elect to pay interest on the Series C Convertible Debentures by issuing Common Shares.

As at December 31, 2013, $298 million principal amount of Series C Convertible Debentures were outstanding.

Series E and Series F Convertible Debentures

Pursuant to the Provident Acquisition, Pembina assumed all of the rights and obligations of Provident related to the Series E Convertible Debentures and Series F Convertible Debentures, which are now listed on the TSX under the symbols "PPL.DB.E" and "PPL.DB.F", respectively.

The Series E Convertible Debentures were issued November 1, 2010 in the principal aggregate amount of $172,500,000, which bear interest at an annual rate of 5.75 percent payable semi-annually on June 30 and December 31 and have a maturity date of December 31, 2017. Each Series E Convertible Debenture is convertible into Common Shares at the option of the holder at any time prior to the close of business on December 31, 2017 and the business day immediately preceding the date specified for redemption by Pembina of the Series E Convertible Debentures, at a conversion price of $24.94 per Common Share, subject to adjustment in certain events. Pembina may, at its option on or after December 31, 2013 and prior to December 31, 2015, elect to redeem the Series E Convertible Debentures in whole or in part, provided that the volume weighted average trading price of the Common Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series E Convertible Debentures. On or after December 31, 2015, the Series E Convertible Debentures may be redeemed in whole or in part at the option of Pembina at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

As at December 31, 2013, $162 million principal amount of Series E Convertible Debentures were outstanding.

The Series F Convertible Debentures were issued April 29, 2011 in the principal aggregate amount of $172,500,000, which bear interest at an annual rate of 5.75 percent payable semi-annually on June 30 and December 31 and have a maturity date of December 31, 2018. Each Series F Convertible Debenture is convertible into Common Shares at the option of the holder at any time prior to the close of business on December 31, 2017 and the business day immediately preceding the date specified for redemption by Pembina of the Series F Convertible Debentures, at a conversion price of $29.53 per Common Share, subject to adjustment in certain events. Pembina may, at its option on or after December 31, 2014 and prior to December 31, 2016, elect to redeem the Series F Convertible Debentures in whole or in part, provided that the volume weighted average trading price of the Common Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series F Convertible Debentures. On or after December 31, 2016, the Series F Convertible Debentures may be redeemed in whole or in part at the option of Pembina at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

As at December 31, 2013, $172 million principal amount of Series F Convertible Debentures were outstanding.

Pembina retains a cash conversion option on the Series E and Series F Convertible Debentures, allowing the Company to pay cash to the converting holder of the debentures in lieu of the holder's entitlement to Common Shares, at the option of the Company.

Credit Facilities

Pembina's credit facilities as at December 31, 2013 consisted of an unsecured $1,500 million revolving credit facility due March 20, 2018 (the "Revolving Credit Facility") and an unsecured operating facility of $30 million due July 2014 (the "Operating Credit Facility", and together with the Revolving Credit Facility, the "Credit Facilities"). Borrowings on the Credit Facilities bear interest at prime lending rates plus nil to 1.25 percent or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent. Margins on the Credit Facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of the Credit Facilities. As at December 31, 2013, Pembina had $50 million drawn on bank debt and $51 million in cash, leaving $1,480 million of unutilized debt available under the Credit Facilities. In addition, as at December 31, 2013, Pembina had $8 million in letters of credit issued in a separate demand letter of credit facility.

In addition, Pembina has a $75 million senior unsecured term credit facility from a Canadian chartered bank at a fixed rate of 6.16 percent and which matures on May 20, 2014 (the "Term Facility"). Pembina, on a consolidated basis, is required under the Term Facility to meet certain financial covenants which mirror the covenants with respect to the Credit Facilities, and is subject to customary positive and negative covenants relating to its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

Medium Term Notes

Medium Term Notes, Series 1

On March 29, 2011, Pembina issued and sold $250 million aggregate principal amount of Medium Term Notes, Series 1. The Medium Term Notes, Series 1 have an annual coupon rate of interest of 4.89 percent and mature on March 29, 2021. Pembina's obligations under the Medium Term Notes, Series 1 and the Medium Term Note Indenture are guaranteed by certain subsidiaries of Pembina.

Pembina may redeem the Medium Term Notes, Series 1, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, at a price equal to the greater of (i) par and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued but unpaid interest, if any, to but excluding, the date of redemption. "Canada Yield Price" means, in effect, a price equal to the price of the Medium Term Notes, Series 1 calculated in accordance with generally accepted financial practice in Canada to provide a yield to maturity equal to the Government of Canada Yield (as defined below) plus 0.395 percent per annum for the Medium Term Notes, Series 1 issued on March 29, 2011. "Government of Canada Yield" means, on any date, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100 percent of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Medium Term Notes, Series 1. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by Pembina. In certain circumstances following a Change of Control (as such term is defined in the Medium Term Note Indenture) and a resulting downgrade in the ratings of the Medium Term Notes, Series 1 to below an investment grade, Pembina will be required to make an offer to repurchase all or, at the option of any holder of Medium Term Notes, Series 1, any part, at a purchase price payable in cash equal to 101 percent of the aggregate outstanding principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Medium Term Notes, Series 2

On October 22, 2012, Pembina issued and sold $450 million aggregate principal amount of Medium Term Notes, Series 2. The Medium Term Notes, Series 2 have an annual coupon rate of interest of 3.77 percent and mature on October 24, 2022. Pembina's obligations under the Medium Term Notes, Series 2 and the Medium Term Note Indenture are guaranteed by certain subsidiaries of Pembina.

Pembina may redeem the Medium Term Notes, Series 2, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, at a price equal to the greater of (i) par and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption. "Canada Yield Price" means, in effect, a price equal to the price of the Medium Term Notes, Series 2 calculated in accordance with generally accepted financial practice in Canada to provide a yield to maturity equal to the Government of Canada Yield plus 0.46 percent per annum for the Medium Term Notes, Series 2 issued October 29, 2012. "Government of Canada Yield" means, on any date, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100 percent of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Medium Term Notes, Series 2. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by Pembina. In certain circumstances following a Change of Control (as such term is defined in the Medium Term Note Indenture) and a resulting downgrade in the ratings of the Medium Term Notes, Series 2 to below an investment grade, Pembina will be required to make an offer to repurchase all or, at the option of any holder of Medium Term Notes, Series 2, any part, at a purchase price payable in cash equal to 101 percent of the aggregate outstanding principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Medium Term Notes, Series 3

On April 30, 2013, Pembina issued and sold $200 million aggregate principal amount of Medium Term Notes, Series 3. The Medium Term Notes, Series 3 have an annual coupon rate of interest of 4.75 percent and mature on April 30, 2043. Pembina's obligations under the Medium Term Notes, Series 3 and the Medium Term Note Indenture are guaranteed by certain subsidiaries of Pembina.

Pembina may redeem the Medium Term Notes, Series 3, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, (a) at any time prior to October 30, 2042 at a price equal to the greater of (i) par and (ii) the Canada Yield Price (as defined below), and (b) at any time on or after October 30, 2042 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption. "Canada Yield Price" means, in effect, a price equal to the price of the Medium Term Notes, Series 3 calculated in accordance with generally accepted financial practice in Canada to provide a yield to maturity equal to the Government of Canada Yield plus 0.585 percent per annum for the Medium Term Notes, Series 3 issued April 30, 2013. "Government of Canada Yield" means, on any date, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100 percent of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Medium Term Notes, Series 3. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by Pembina. In certain circumstances following a Change of Control (as such term is defined in the Medium Term Note Indenture) and a resulting downgrade in the ratings of the Medium Term Notes, Series 3 to below an investment grade, Pembina will be required to make an offer to repurchase all or, at the option of any holder of Medium Term Notes, Series 3, any part, at a purchase price payable in cash equal to 101 percent of the aggregate outstanding principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Other Debt

Other debt at December 31, 2013 included $175 million in Series A senior unsecured notes bearing interest at 5.99 percent payable semi-annually due June 2014 (the "Series A Senior Notes"); $267 million in Series D senior unsecured notes bearing interest at 5.91 percent payable semi-annually due November 2019 (the "Series D Senior Notes"); and $200 million in Series C unsecured notes bearing interest at 5.58 percent payable semi-annually due September 2021 (the "Series C Senior Notes"). The Senior Notes are subject to the maintenance of certain financial ratios.

Subsidiary Debt

In connection with the Provident Acquisition, Pembina acquired a two-thirds ownership interest in Provident's subsidiary, Three Star Trucking Ltd. ("Three Star"). Three Star's debt is comprised of fixed rate, demand loans secured by specific assets of Three Star. As at December 31, 2013, the weighted average interest rate was 5.04 percent.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability to, and the associated costs of, entering into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant.

Pembina has paid each of S&P and DBRS (as defined below) their customary fees in connection with the provision of the below ratings. Pembina has not made any payments to S&P or DBRS over the past two years for services unrelated to the provision of such ratings.

DBRS Limited

DBRS Limited ("DBRS") has assigned a debt rating of "BBB" to each of the Medium Term Notes, Series 1, the Medium Term Notes, Series 2 and the Medium Term Notes, Series 3. DBRS also rates Pembina's senior unsecured notes 'BBB'.

The BBB rating is the fourth highest of DBRS' ten rating categories for long-term debt, which range from AAA to D. DBRS uses "high" and "low" designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a "high" or "low" designation indicates that a rating is in the middle of the category. The BBB rating indicates that, in DBRS's view, the rated securities are of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable; however it may be vulnerable to future events.

The Series 1 Class A Preferred Shares, Series 3 Class A Preferred Shares and the Series 5 Class A Preferred Shares have been rated Pfd-3 by DBRS. DBRS' ratings for preferred shares range from a high of Pfd-1 to a low of D. "High" or "low" grades are used to indicate the relative standing within a rating category. The absence of either a "high" or "low" designation indicates the rating is in the middle of the category. According to the DBRS rating system, securities rated Pfd-3 are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection.

When a significant event occurs that directly impacts the credit quality of a particular entity or group of entities, DBRS will attempt to provide an immediate rating opinion. However, if there is uncertainty regarding the outcome of the event, and DBRS is unable to provide an objective, forward-looking opinion in a timely fashion, then the ratings of the issuer will be placed "Under Review."

Standard & Poor's

Standard & Poor's Rating Services, a division of The McGraw-Hill Companies ("S&P") has a long-term corporate credit rating on Pembina of 'BBB'. S&P also has assigned a rating of "BBB" to the Medium Term Notes, Series 1, the Medium Term Notes, Series 2 and the Medium Term Notes, Series 3.

The BBB rating is the fourth highest rating, of S&P's ten rating categories for long-term debt which range from AAA to D. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The Series 1 Class A Preferred Shares, the Series 3 Class A Preferred Shares and the Series 5 Class A Preferred Shares have been rated P-3 (High) by S&P. S&P's ratings for preferred shares range from a high of P-1 to a low of P-5. "High" or "low" grades are used to indicate the relative standing within a rating category. According to the S&P rating system, securities rated P-3 are regarded as having significant speculative characteristics. While such securities will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

These securities ratings are not recommendations to purchase, hold or sell the securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

See "Risk Factors - General Risk Factors - Credit Ratings".

DIVIDENDS AND DISTRIBUTIONS

Cash Dividends

Common Shares

Following completion of the Corporate Conversion, Pembina began paying monthly dividends to Shareholders, and the initial monthly dividend of $0.13 per Common Share was paid on November 15, 2010 to Shareholders of record on October 25, 2010. On April 12, 2012, following closing of the Provident Acquisition, Pembina announced an increase to its monthly dividend rate from $0.13 to $0.135 per Common Share. On August 9, 2013, Pembina announced a further increase to its monthly dividend rate from $0.135 to $0.14 per Common Share. The following table sets forth the amount of monthly cash dividends paid by Pembina in 2011, 2012, 2013 and to date in 2014.

Cash Dividends Per Common Share

Month of Payment Date	2014	2013	2012	2011
January	$0.14	$0.135	$0.13	$0.13
February	$0.14	$0.135	$0.13	$0.13
March	-	$0.135	$0.13	$0.13
April	-	$0.135	$0.13	$0.13
May	-	$0.135	$0.135	$0.13
June	-	$0.135	$0.135	$0.13
July	-	$0.135	$0.135	$0.13
August	-	$0.135	$0.135	$0.13
September	-	$0.14	$0.135	$0.13
October	-	$0.14	$0.135	$0.13
November	-	$0.14	$0.135	$0.13
December	-	$0.14	$0.135	$0.13
Total	$0.28	$1.64	$1.60	$1.56

On February 10, 2014, Pembina announced that the Board of Directors had declared a dividend of $0.14 per Common Share to be paid, subject to applicable law, on March 15, 2014 to holders of Common Shares of record on February 25, 2014.

Preferred Shares

Dividends on each issued series of Class A Preferred Shares are payable on the first day March, June, September and December of each year, if, as and when declared by the Board. Additional information regarding dividends payable on the Class A Preferred Shares can be found under the heading "Class A Preferred Shares" herein. The initial dividend on the Series 1 Class A Preferred Shares was paid on December 1, 2013 to shareholders of record on November 1, 2013 for the period commencing on the date of issuance (July 26, 2013) up to but excluding November 30, 2013. The initial dividend on the Series 3 Class A Preferred Shares was paid on December 1, 2013 to shareholders of record on November 1, 2013 for the period commencing on the date of issuance (October 2, 2013) up to but excluding November 30, 2013. The following table sets forth the amount of quarterly cash dividends paid by Pembina in 2013. The first quarterly dividend payable on the Series 1 Class A Preferred Shares and the Series 3 Class A Preferred Shares in 2014, and the initial dividend on the Series 5 Class A Preferred Shares will be paid on March 1, 2014.

Cash Dividends Per Class A Preferred Share

Quarterly Payment Date	Series 1	Series 3	Series 5	Total
2013
December 1	$0.3726	$0.1932	-	$0.5658

On January 7, 2014, Pembina announced that the Board of Directors had declared a quarterly dividend of $0.265625 per Series 1 Class A Preferred Share to be paid, subject to applicable law, on March 1, 2014 to holders of Series 1 Class A Preferred Shares of record on February 1, 2014, and a dividend of $0.29375 per Series 3 Class A Preferred Share to holders of Series 3 Class A Preferred Shares of record on February 1, 2014.

On January 16, 2014, Pembina announced the initial dividend on the Series 5 Class A Preferred Shares, to be paid on March 1, 2014 to holders of Series 5 Class A Preferred Shares of record on February 1, 2014 for the period commencing on the date of issuance (January 16, 2014) up to but excluding February 28, 2014 in the amount of $0.1507.

The declaration and payment of any dividend by Pembina is at the discretion of the Board of Directors and will depend on numerous factors, including compliance with applicable laws and the financial performance, debt obligations, working capital requirements and future capital requirements of Pembina and its subsidiaries. See "Risk Factors".

The agreements governing Pembina's Credit Facilities provide that if an event of default has occurred under the Credit Facilities, the indebtedness may be accelerated by the lenders, and the ability to pay dividends to Shareholders thereupon ceases. Pembina is restricted from making distributions (including the declaration of dividends) if it is in default under its Credit Facilities (or a default would be expected to occur as a result of such distribution) or if its borrowings exceed its borrowing base threshold.

MARKET FOR SECURITIES

The Common Shares are listed and traded on the TSX under the symbol "PPL". The following table sets forth the price range for and trading volume of the Common Shares on the TSX for 2013, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	29.60	28.47	28.94	11,027,050
February	29.68	28.57	28.94	11,665,862
March	32.13	28.63	32.10	19,685,789
April	33.15	30.90	33.07	10,308,321
May	35.64	32.12	32.42	13,974,277
June	33.25	30.36	32.18	13,229,286
July	33.80	31.77	32.17	10,802,882
August	33.23	31.50	32.68	10,352,025
September	34.37	31.88	34.14	10,654,117
October	34.97	32.70	34.21	12,070,477
November	34.91	33.75	33.75	9,062,442
December	37.59	33.73	37.42	9,188,584

The Common Shares are also listed on the NYSE under the trading symbol "PBA". The following table sets forth the price range for and trading volume of the Common Shares on the NYSE for 2013, as reported by Bloomberg.

Month	High (US$)	Low (US$)	Close (US$)	Volume
January	28.46	27.32	27.67	573,787
February	27.99	26.56	26.78	603,396
March	30.36	26.53	30.34	869,083
April	31.72	29.04	31.63	721,407
May	33.46	30.04	30.28	697,392
June	31.48	27.95	29.76	824,581
July	31.60	29.36	30.60	577,577
August	31.36	29.76	30.47	706,464
September	32.82	29.85	32.61	598,789
October	33.07	30.94	32.42	528,594
November	33.11	31.76	31.82	418,758
December	35.23	31.46	35.10	566,942

The Series C Convertible Debentures are listed and traded on the TSX under the symbol "PPL.DB.C". The following table sets forth the price range for and trading volume of the Series C Convertible Debentures on the TSX for 2013, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	113.00	110.67	112.51	45,580
February	113.49	111.03	113.20	32,350
March	118.50	112.00	118.00	66,210
April	121.39	115.50	120.50	126,780
May	126.99	118.05	118.50	232,510
June	120.05	113.25	118.55	59,370
July	122.00	117.75	117.98	61,985
August	125.75	116.50	120.00	60,510
September	123.00	116.75	123.00	60,473
October	125.50	119.70	123.00	151,230
November	125.65	122.83	123.00	54,489
December	132.63	122.00	132.63	26,147

The Series E Convertible Debentures are listed and traded on the TSX under the symbol "PPL.DB.E". The following table sets forth the price range for and trading volume of the Series E Convertible Debentures on the TSX for 2013, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	121.50	119.00	120.25	313,930
February	121.99	118.94	118.94	118,140
March	129.03	119.78	129.02	207,610
April	133.75	126.25	133.25	5,220
May	143.16	131.62	131.62	154,210
June	133.00	123.99	130.79	67,620
July	136.00	130.39	131.00	6,748
August	133.00	129.00	133.00	174,780
September	138.00	129.30	138.00	12,290
October	140.00	134.00	137.51	302,660
November	139.00	135.00	136.25	18,311
December	149.95	136.00	149.95	8,580

The Series F Convertible Debentures are listed and traded on the TSX under the symbol "PPL.DB.F". The following table sets forth the price range for and trading volume of the Series F Convertible Debentures on the TSX for 2013, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January	113.73	109.10	111.90	38,670
February	112.50	110.51	111.74	42,300
March	118.00	111.06	117.00	83,850
April	119.00	114.55	119.00	53,400
May	124.96	114.00	114.00	182,190
June	117.90	111.02	111.02	17,100
July	120.00	113.90	117.25	31,330
August	118.75	115.35	118.00	15,170
September	120.56	111.35	120.11	22,870
October	122.65	117.50	120.75	81,670
November	123.00	120.20	121.30	47,070
December	128.81	119.87	127.50	37,730

The Series 1 Class A Preferred Shares were listed and posted for trading on the TSX on July 26, 2013 under the symbol "PPL.PR.A". The following table sets forth the price range for and trading volume of the Series 1 Class A Preferred Shares on the TSX for July 26, 2013 through December 31, 2013, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
July 26-31	24.73	24.27	24.30	469,280
August	24.57	23.11	23.84	426,653
September	24.07	23.40	23.75	341,177
October	24.50	23.52	23.89	374,620
November	24.49	23.72	24.41	281,768
December	24.68	23.26	24.26	240,001

The Series 3 Class A Preferred Shares were listed and posted for trading on the TSX on October 2, 2013 under the symbol "PPL.PR.C". The following table sets forth the price range for and trading volume of the Series 3 Class A Preferred Shares on the TSX for October 2, 2013 through December 31, 2013, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
October 2-31	24.61	24.24	24.30	833,691
November	24.84	24.09	24.83	303,585
December	25.25	24.52	25.15	150,657

The Series 5 Class A Preferred Shares were listed and posted for trading on the TSX on January 16, 2014 under the symbol "PPL.PR.E". The following table sets forth the price range for and trading volume of the Series 5 Class A Preferred Shares on the TSX for January 16, 2014 through to the date hereof, as reported by the TSX.

Month	High ($)	Low ($)	Close ($)	Volume
January 16-31	25.24	24.90	25.11	1,752,649
February 1-24	26.09	25.13	25.90	321,979

RISK FACTORS

The following information is a summary only of certain risk factors relating to Pembina or an investment in securities of Pembina or its subsidiaries and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. Shareholders and prospective investors should carefully consider these risk factors before investing in Pembina's securities, as each of these risks may negatively affect the trading price of Pembina's securities, the amount of dividends paid to Shareholders and holders of Class A Preferred Shares and the ability of Pembina to fund its debt obligations, including debt obligations under its outstanding Convertible Debentures and any other debt securities that Pembina may issue from time to time.

Investors should carefully consider the risk factors set out below and consider all other information contained herein and in Pembina's other public filings before making an investment decision.

Pembina continually works to mitigate the impact of potential risks to its business by identifying all significant risks so that they can be appropriately managed. To assist with identifying risk, Pembina has implemented a comprehensive enterprise risk management program.

Risks Inherent in Pembina's Business

Operational Risks

Operational risks include: pipeline leaks; the breakdown or failure of equipment, information systems or processes; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); spills at truck terminals and hubs; spills associated with the loading and unloading of harmful substances onto rail cars and trucks; failure to maintain adequate supplies of spare parts; operator error; labour disputes; disputes with interconnected facilities and carriers; operational disruptions or apportionment on third-party systems or refineries which may prevent the full utilization of Pembina's pipelines; and catastrophic events such as natural disasters, fires, explosions, fractures, acts of terrorists and saboteurs, and other similar events, many of which are beyond the control of Pembina. The occurrence or continuance of any of these events could increase the cost of operating Pembina's assets or reduce revenue, thereby impacting earnings.

Pembina is committed to preserving customer and Shareholder value by proactively managing operational risk through safe and reliable operations. Senior managers are responsible for the daily supervision of operational risk by ensuring appropriate policies and procedures are in place within their business units and internal controls are operating efficiently. Pembina also has an extensive program to manage system integrity, which includes the development and use of in-line inspection tools and various other leak detection technologies. Maintenance, excavation and repair programs are directed to the areas of greatest benefit and pipe is replaced or repaired as required. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences. In addition, Pembina has a comprehensive Corporate Security Management Program designed to reduce security-related risks.

Midstream Business - Market Risk

Pembina's Midstream business includes product storage terminalling and hub services. These activities expose Pembina to certain risks including that Pembina may experience volatility in revenue due to variations in commodity prices. Primarily, Pembina enters into contracts to purchase and sell crude oil at floating market prices. The prices of products that are marketed by Pembina are subject to fluctuations as a result of such factors as seasonal demand changes, extreme weather conditions, general economic conditions, changes in crude oil markets and other factors. Pembina manages its risk exposure by balancing purchases and sales to lock-in margins. Notwithstanding Pembina's management of price and quality risk, marketing margins for crude oil can vary and have varied significantly from period to period and this could have an adverse effect on the results of Pembina's commercial Midstream business and its overall results of operations. To assist in effectively smoothing that variability, Midstream is investing in assets that have a fee-based revenue component, and look to expand this area going forward.

The Midstream business is also exposed to possible price declines between the time Pembina purchases NGL feedstock and sells NGL products, and to narrowing frac spreads. Frac spread is the difference between the selling prices for NGL products and the cost of NGLs sourced from natural gas and acquired at natural gas related prices. The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to US dollar foreign exchange rate. There is also a differential between NGL product prices and crude oil prices which can change margins realized for midstream products separate from frac spread ratio changes. The amount of profit or loss made on the extraction portion of the NGL midstream business will generally increase or decrease with the frac spread. This exposure could result in variability of cash flow generated by the NGL midstream business, which could affect Pembina and the cash dividends of Pembina.

Reputation

Reputational risk is the potential for negative impacts that could result from the deterioration of Pembina's reputation with key stakeholders. The potential for harming Pembina's corporate reputation exists in every business decision and all risks can have an impact on reputation, which in turn can negatively impact Pembina business and its securities. Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, liquidity, regulatory and legal risks, among others, must all be managed effectively to safeguard Pembina's reputation. Pembina's reputation could also be impacted by the actions and activities of other companies operating in the energy industry, especially other pipeline companies, over which it has no control. In particular, Pembina's reputation could be impacted by negative publicity related to pipeline incidents, unpopular expansion plans, and due to opposition from organizations opposed to oil sands development and shipment of production from oil sands regions. Negative impacts from a compromised reputation could include revenue loss, reduction in customer base, delays in regulatory approvals on growth projects, and decreased value of Pembina's securities.

Environmental Costs and Liabilities

Pembina's operations, facilities and petroleum product shipments are subject to extensive national, regional and local environmental, health and safety laws and regulations governing, among other things, discharges to air, land and water, the handling and storage of petroleum compounds and hazardous materials, waste disposal, the protection of employee health, safety and the environment, and the investigation and remediation of contamination. Pembina's facilities could experience incidents, malfunctions or other unplanned events that result in spills or emissions in excess of permitted levels and result in personal injury, fines, penalties or other sanctions and property damage. Pembina could also incur liability in the future for environmental contamination associated with past and present activities and properties. The facilities and pipelines must maintain a number of environmental and other permits from various governmental authorities in order to operate, and these facilities are subject to inspection from time to time. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology.

While Pembina believes its current operations are in compliance with all applicable significant environmental and safety regulations, there can be no assurance that substantial costs or liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, claims for damages to persons or property resulting from Pembina's operations, and the discovery of pre-existing environmental liabilities in relation to any of Pembina's existing or future properties or operations, could result in significant costs and liabilities to Pembina. In addition, the costs of environmental liabilities in relation to spill sites of which Pembina is currently aware (see "Other Information Relating to Pembina's Business - Environmental Incidents") could be greater than Pembina currently anticipates, and any such differences could be substantial. If Pembina is not able to recover the resulting costs or increased costs through insurance or increased tariffs, cash flow available to pay dividends to Shareholders and to service obligations under the Convertible Debentures and Pembina's other debt obligations could be adversely affected.

While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to 30 days. Although Pembina believes it has adequate leak detection systems in place to monitor a significant spill of product, if Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may not be available.

Abandonment Costs

Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline and other assets at the end of their economic life, and these abandonment costs may be substantial. The proceeds of the disposition of certain assets, including, in respect of certain pipeline systems, line fill, may be available to offset abandonment costs. However, it is not possible to predict abandonment costs since they will be a function of regulatory requirements at the time and the value of Pembina's assets, including line fill, may then be more or less than abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund additional reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for dividends to shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations.

Pembina continues to work with the NEB and other shippers towards a pipeline abandonment fund collection plan and set aside mechanism as per the Land Matters Consultation Initiative, for Pembina's rate regulated pipelines. Pembina's rate regulated pipelines account for less than 260 km, or three percent, of the total infrastructure in the Conventional Pipelines business unit.

Reserve Replacement, Throughput and Product Demand

Pembina's Conventional Pipeline tariff revenue is based upon a variety of tolling arrangements, including ship-or-pay contracts, cost-of-service agreements and market-based tolls. As a result, certain pipeline tariff revenue is heavily dependent upon throughput levels of crude oil, NGL and condensate. Future throughput on Pembina's crude oil and NGL pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the success of producers operating in those areas in exploiting their existing reserve bases and exploring for and developing additional reserves. Without reserve additions, or expansion of the service areas, throughput on such pipelines will decline over time as reserves are depleted. As oil and gas reserves are depleted, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production or seek out lower cost alternatives for transportation. If the level of tariffs collected by Pembina decreases as a result, cash flow available for dividends to shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations could be adversely affected.

Over the long term, Pembina's business will depend, in part, on the level of demand for crude oil, condensate, NGL and natural gas in the markets served by the crude oil and NGL pipelines and gas processing and gathering infrastructure in which Pembina has an interest. Pembina cannot predict the impact of future economic conditions on the energy and petrochemical industries or future demand for and prices of natural gas, crude oil, condensate and NGL. Future prices of these products are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Pembina's control.

The volumes of natural gas processed through Pembina's gas processing assets and of NGL and other products transported in the pipelines depend on production of natural gas in the areas serviced by the business and pipelines. Without reserve additions, production will decline over time as reserves are depleted and production costs may rise. Producers may shut-in production at lower product prices or higher production costs. Producers in the areas serviced by the business may not be successful in exploring for and developing additional reserves, and the gas plants and the pipelines may not be able to maintain existing volumes of throughput. Commodity prices may not remain at a level which encourages producers to explore for and develop additional reserves or produce existing marginal reserves. Lower production volumes will also increase the competition for natural gas supply at gas processing plants which could result in higher shrinkage premiums being paid to natural gas producers.

The rate and timing of production from proven natural gas reserves tied into the gas plants is at the discretion of the producers and is subject to regulatory constraints. The producers have no obligation to produce natural gas from these lands. Pembina's gas processing assets are connected to various third-party trunkline systems. Operational disruptions or apportionment on those third-party systems may prevent the full utilization of the business.

Over the long-term, business will depend, in part, on the level of demand for NGL and natural gas in the geographic areas in which deliveries are made by pipelines and the ability and willingness of shippers having access or rights to utilize the pipelines to supply such demand. Pembina cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGL.

Completion and Timing of Expansion Projects

Many of Pembina's current growth projects are under development by the Company and the successful completion of these facilities and expansions is dependent on a number of factors outside of Pembina's control, including availability of capital at attractive rates, receipt of regulatory approvals, reaching long-term commercial arrangements with customers in respect of certain portions of the expansions, construction schedules and costs that may change depending on supply, demand and/or inflation, labour, materials and equipment availability, contractor non-performance, weather conditions, and cost of engineering services. There is no certainty, nor can Pembina provide any assurance, that necessary regulatory approvals will be received or that satisfactory commercial arrangements with customers will be reached where needed on a timely basis or at all, or that third parties will comply with contractual obligations in a timely manner. Factors such as special interest group opposition, changes in shipper support over time, and changes to the legislative or regulatory framework could all impact on contractual and regulatory milestones being accomplished. As a result, the cost estimates and completion dates for Pembina's major projects can change at different stages of the project. Early stage projects face additional challenges including right-of-way procurement and Aboriginal consultation requirements. Accordingly, actual costs and timing estimates can vary from initial estimates and these differences can be significant, and certain projects may not proceed as planned, or at all. Further, there is a risk that maintenance will be required more often than currently planned or that significant maintenance capital projects could arise that were not previously anticipated.

Under most of Pembina's construction and operation agreements, the Company is obligated to construct the facilities regardless of delays and cost increases and Pembina bears the risk for any cost overruns, and future agreements with customers entered into with respect to expansions may contain similar conditions. While Pembina is not currently aware of any significant undisclosed cost overruns at the date hereof, any such cost overruns in the future may adversely affect the economics of particular projects, as well as Pembina's business operations and financial results, and could reduce Pembina's expected return which, in turn, could reduce the level of cash available for dividends to shareholders and to service obligations under Pembina's debt securities and other debt obligations. See "-- General Risk Factors - Additional Financing and Capital Resources" and "Shipper and Processing Contracts" below.

Operating and Capital Costs

Operating and capital costs of Pembina's business may vary considerably from current and forecast values and rates and represent significant components of the cost of providing service. In general, as equipment ages, costs associated with such equipment may increase over time. Dividends may be reduced if significant increases in operating or capital costs are incurred and this may also impact the ability of Pembina to service obligations under its debt securities and other debt obligations.

Although operating costs are to be recaptured through the tariffs charged on natural gas volumes processed and oil and NGL transported, respectively, to the extent such charges escalate, producers may seek lower cost alternatives or stop production of their natural gas.

Possible Failure to Realize Anticipated Benefits of Corporate Strategy

Pembina evaluates the value proposition for expansion projects, new acquisitions or divestitures on an ongoing basis. Planning and investment analysis is highly dependent on accurate forecasting assumptions and to the extent that these assumptions do not materialize, financial performance may be lower or more volatile than expected. Volatility in the economy, change in cost estimates, project scoping and risk assessment could result in a loss in profits for Pembina. Large scale acquisitions in particular may involve significant pricing and integration risk. As part of its ongoing strategy, Pembina may complete acquisitions of assets or other entities in the future. Achieving the benefits of completed and future acquisitions depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Pembina's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Pembina. The integration of acquired businesses and entities requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pembina's ability to achieve the anticipated benefits of any acquisitions. See "-- General Risk Factors - Additional Financing and Capital Resources" below.

Risks Relating to Crude/NGL by Rail

Pembina's operations include rail loading, offloading and terminalling facilities. Pembina relies on railroads and trucks to distribute its products for customers as well as to transport raw materials to its processing facilities. Costs for environmental damage, damage to property and personal injury in the event of a railway incident involving hydrocarbons have the potential to be significant and liabilities to Pembina are possible. At this time, the Railway Safety Act (Canada), which governs the operation of railway equipment, does not contemplate regulatory enforcement proceedings against shippers, but consignors and shippers may be subject to regulatory proceedings under the Transportation of Dangerous Goods Act (Canada), which specifies the obligations of shippers to identify and classify dangerous goods, select appropriate equipment and prepare shipping documentation. The Canadian Transportation Agency has recently announced that it will be reviewing third party liability insurance regulations for railways, and Transport Canada has initiated a broader consultation process concerning the allocation of risk and responsibilities for third party liability among railways, shippers and other stakeholders. In addition, major railway companies in Canada have implemented standard contract and/or tariff provisions aimed at shifting responsibility for certain damages and claims to shippers. Under various environmental statutes in both Canada and the United States, Pembina could be held responsible for environmental damage caused by hydrocarbons loaded at its facilities or being carried on its leased rail cars. Pembina partially mitigates this risk by securing insurance coverage.

Recent railway incidents in Canada and the United States have prompted regulatory bodies to initiate reviews of transportation rules and publish various directives. While most legislative changes apply directly to railway companies, costs associated with retrofitting locomotives, implementing safety systems, increased inspection and reporting requirements may be indirectly passed on to Pembina through increased shipping costs. In addition, regulators in Canada and the United States are considering changes that may impose additional obligations, such as car integrity, certification of product and equipment procedures, third party insurance obligations and emergency response procedures, directly to consignors and shippers such as Pembina.

In the event that Pembina is ultimately held liable for any damages resulting from its activities relating to crude/NGL by rail, for which insurance is not available, or increased costs or obligations are imposed on Pembina as a result of new regulations, such could have an impact on Pembina’s business, operations and prospects and could impact earnings and cash flow available to pay dividends to Shareholders and holders of Class A Preferred Shares and to service obligations under Pembina's debt securities and other debt obligations.

Competition

Pembina competes with other pipelines, midstream and marketing and gas processing and handling services providers in its service areas as well as other transporters of crude oil and NGL. The introduction of competing transportation alternatives into Pembina's service areas could potentially have the impact of limiting Pembina's ability to adjust tolls as it may deem necessary. Additionally, potential pricing differentials on the components of NGL may result in these components being transported by competing gas pipelines. Pembina believes it is prepared for and determined to meet these existing and potential competitive pressures. See "Conventional Pipelines Business - Competitive Environment", "Oil Sands and Heavy Oil Business - Competitive Environment", "Gas Services Business - Competitive Environment", "Midstream Business - Competitive Environment".

Shipper and Processing Contracts

Throughput on Pembina's pipelines is or will be governed by transportation contracts or tolling arrangements with various producers of petroleum products. In addition, Pembina is party to numerous contracts of varying durations in respect of its gas gathering, processing and fractionating facilities. Any default by counterparties under such contracts or any expirations of such contracts or tolling arrangements without renewal or replacement may have an adverse effect on Pembina's business. Furthermore, some of the contracts associated its gas gathering, processing and fractionating facilities are comprised of a mixture of firm and interruptible service contracts and the revenue that Pembina earns on the contracts which are based on interruptible service is dependent on the volume of natural gas and NGL produced by producers in the relevant geographic areas and lower than historical production volumes in these areas (for reasons such as low commodity prices) may have an adverse effect on Pembina's revenue. See "Description of Pembina's Business and Operations  - Oil Sands & Heavy Oil Business", "Description of Pembina's Business and Operations  - Conventional Pipelines Business", and "Description of Pembina's Business and Operations - Gas Services Business".

Reliance on Principal Customers and Operators

Pembina relies on several significant customers to purchase product from the Midstream Business. Ethane is predominately purchased by NOVA Chemicals and Dow Canada. Cenovus and its affiliates will purchase the majority of the condensate from the Empress debutanizer. Plains All American Pipeline operates the Plains E1 Plant at Empress, Alberta and the west to east system described herein. Certain of Pembina's full-service terminals are operated under joint venture arrangements with third parties. If for any reason these parties were unable to perform their obligations under the various agreements with Pembina, the revenue and dividends of the Company, and the operations of the Midstream Business could be negatively impacted. See "-- General Risk Factors - Credit Risk".

Risk Factors Relating to the Securities of Pembina

Dilution of Shareholders

Pembina is authorized to issue, among other classes of shares, an unlimited number of Common Shares for consideration and on terms and conditions as established by the Board of Directors without the approval of Shareholders in certain instances. The Shareholders will have no pre-emptive rights in connection with such further issues.

Risk Factors Relating to the Activities of Pembina and the Ownership of Securities

The following is a list of certain risk factors relating to the activities of Pembina and the ownership of its securities:

•	the level of Pembina's indebtedness from time to time could impair Pembina's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise;
•	the uncertainty of future dividend payments by Pembina and the level thereof as Pembina's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Pembina and its subsidiaries, financial requirements for Pembina's operations and the execution of its growth strategy and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends;
•	Pembina may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of Pembina which may be dilutive;
•	the inability of Pembina to manage growth effectively, and realize the anticipated growth opportunities from reorganizing the Fund into a corporate structure, could have a material adverse impact on its business, operations and prospects; and
•	the risk that the market value of the Common Shares may materially deteriorate if Pembina is unable to meet its cash dividend targets or make cash dividends in the future.

Market Value of Common Shares and Other Securities

Pembina cannot predict at what price the Common Shares, Convertible Debentures, Class A Preferred Shares or other securities issued by Pembina will trade in the future. Common Shares, Convertible Debentures, Class A Preferred Shares and other securities of Pembina will not necessarily trade at values determined solely by reference to the underlying value of Pembina's assets. One of the factors that may influence the market price of such securities is the annual yield on the Common Shares, Class A Preferred Shares and the Convertible Debentures. An increase in market interest rates may lead purchasers of Common Shares, Class A Preferred Shares or Convertible Debentures to demand a higher annual yield and this could adversely affect the market price of the Common Shares, Class A Preferred Shares or Convertible Debentures. In addition, the market price for the Common Shares, Class A Preferred Shares and the Convertible Debentures may be affected by announcements of new developments, changes in Pembina's operating results, failure to meet analysts' expectations, changes in credit ratings, changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of Pembina.

Shareholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to the holding of Common Shares, Class A Preferred Shares or Convertible Debentures.

General Risk Factors

Additional Financing and Capital Resources

The timing and amount of Pembina's capital expenditures, and the ability of the Company to repay or refinance existing debt as it becomes due, directly affects the amount of cash dividends that Pembina pays to shareholders. Future acquisitions, expansions of Pembina's pipeline systems and midstream operations, other capital expenditures, including the capital expenditures that Pembina has committed to in respect of the Simonette pipeline expansion, the Resthaven facility, the Saturn II facility, the Musreau II facility, and the RFS II project and the repayment or refinancing of existing debt as it becomes due will be financed from sources such as cash generated from operations, the issuance of additional shares or other securities (including debt securities) of Pembina, and borrowings. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Pembina, or at all, to make additional investments, fund future expansions or make other required capital expenditures. To the extent that external sources of capital, including the issuance of additional shares or other securities or the availability of additional credit facilities, become limited or unavailable on favourable terms or at all due to credit market conditions or otherwise, the ability of Pembina to make the necessary capital investments to maintain or expand its operations, to repay outstanding debt and to invest in assets, as the case may be, may be impaired. To the extent Pembina is required to use cash flow to finance capital expenditures or acquisitions or to repay existing debt as it becomes due, the level of dividends to shareholders of Pembina may be reduced.

Regulation

Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, process and market their reserves. In Alberta, the AER and in British Columbia, the BCUC, may, on application and following a hearing (and in Alberta with the approval of the Lieutenant Governor in Council), declare the operator of a pipeline a common carrier of oil or NGL and, as such, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the regulatory authorities for a review of tariffs, and such tariffs may then be regulated if it is proven that the tariffs are not just and reasonable. Applications by producers to have a pipeline operator declared a common carrier are usually accompanied by an application to have the tariffs set by the regulatory authorities. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully decided. The potential for direct regulation of tolls, other than for Pembina's provincially regulated B.C. Pipelines, while considered remote by Pembina, could result in toll levels that are less advantageous to Pembina and could impair the economic operation of such regulated pipeline systems.

As of June 17, 2013, the Responsible Energy Development Act (REDA) came into force in Alberta. As a result of REDA, the AER assumed all the powers, duties and functions of the Energy Resource Conservation Board under Alberta’s energy enactments. As of December 2, 2013, the AER assumed responsibility for the land-use authorizations and dispositions for energy-related activities under the Public Lands Act which used to be under the jurisdiction of Alberta Sustainable Resource Development (AESRD) In addition, the AER assumed responsibility for exploration activity for petroleum, natural gas, and other minerals, except metallic and industrial minerals under Mines and Minerals Act (Part 8) which used to be under the jurisdiction of AESRD. Further changes are planned in 2014 when the AER will assume responsibility for the Water Act and the Environmental Protection and Enhancement Act. After the changes in 2014, the AER will, with some minor exceptions, be the single regulator that Pembina deals with related to Alberta issued energy permits. The move to a single regulator could lead to legislative or procedural changes that could impose an administrative or financial burden on Pembina.

Counterparty credit risk

Counterparty credit risk represents the financial loss Pembina would experience if a counterparty to a financial instrument failed to meet its contractual obligations in accordance with the terms and conditions of the financial instruments with Pembina. Counterparty credit risk arises primarily from Pembina's cash and cash equivalents, trade and other receivables, and from counterparties to its derivative financial instruments.

Pembina manages counterparty credit risk through established credit management techniques, including conducting comprehensive financial and other assessments for all new counterparties and regular reviews of existing counterparties to establish and monitor a counterparty's creditworthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances where warranted. Pembina utilizes various sources of financial, credit and business information in assessing the creditworthiness of a counterparty including external credit ratings, where available, and in other cases, detailed financial statement analysis in order to generate an internal credit rating based on quantitative and qualitative factors. The establishment of counterparty exposure limits is governed by a board designated counterparty exposure limit matrix which represents the maximum dollar amounts of counterparty exposure by debt rating that can be approved for a counterparty. Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in Pembina reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms.

Financial assurances may include guarantees, letters of credit and cash. Letters of credit are held on $51 million (December 31, 2012: $45 million) of the receivables balance.

Typically, Pembina has collected its receivables in full and at December 31, 2013, approximately 86 percent were current. Pembina has a general lien and a continuing and first priority security interest in, and a secured charge on, all of a shipper’s petroleum in its custody. The risk of non-collection is considered to be low and no impairment of trade and other receivables has been made.

Pembina monitors and manages its concentration of counterparty credit risk on an ongoing basis. Pembina believes these measures minimize its counterparty credit risk but there is no certainty that they will protect it against all material losses. As part of its ongoing operations, Pembina must balance its market and counterparty credit risks when making business decisions.

Debt Service

At the end of 2013, Pembina had exposure to floating interest rates on $46 million in debt. This debt exposure is managed by using derivative financial instruments. A one percent change in short-term interest rates would have an annualized impact of less than $1 million on net cash flows.

Variations in interest rates and scheduled principal repayments, if required under the terms of the banking agreements could result in significant changes in the amounts required to be applied to debt service before payment of any dividends to Pembina's shareholders. Certain covenants in the agreements with the lenders may also limit payments and dividends paid by Pembina.

Pembina and its subsidiaries are permitted to borrow funds to finance the purchase of pipelines and other energy infrastructure assets, to fund capital expenditures and other financial obligations or expenditures in respect of those assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash flow available for common share dividends to shareholders. Variations in interest rates and scheduled principal repayments for which Pembina may not be able to refinance at favourable rates or at all, could result in significant changes in the amount required to be applied to service debt, which could have detrimental effects on the amount of cash available for common share dividends to shareholders. Pembina, on a consolidated basis, is also required to meet certain financial covenants under the credit facilities and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

The lenders under Pembina's unsecured credit facilities have also been provided with guarantees and subordination agreements. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, payments to all of the lenders will rank in priority to dividends to shareholders and payments to holders of convertible debentures.

Although Pembina believes the existing credit facilities are sufficient for immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of Pembina or that additional funds will be able to be obtained on terms favourable to Pembina or at all.

Credit Ratings

Rating agencies regularly evaluate Pembina, basing their ratings of its long-term and short-term debt on a number of factors. This includes Pembina's financial strength as well as factors not entirely within its control, including conditions affecting the industry in which Pembina operates generally and the wider state of the economy. There can be no assurance that one or more of Pembina's credit ratings will not be downgraded.

Pembina's borrowing costs and ability to raise funds are directly impacted by its credit ratings. Credit ratings may be important to suppliers or counterparties when they seek to engage in certain transactions. A credit rating downgrade could potentially impair Pembina's ability to enter into arrangements with suppliers or counterparties, to engage in certain transactions, and could limit Pembina's access to private and public credit markets and increase the costs of borrowing under its existing credit facilities. A downgrade could also limit Pembina's access to debt and preferred share markets and increase its cost of borrowing.

The occurrence of a downgrade in Pembina's credit ratings could adversely affect its ability to execute portions of its business strategy and could have a material adverse effect on its liquidity, results of operations and capital position.

Changes in Legislation

There can be no assurance that income tax laws, regulatory and environmental laws or policies and government incentive programs relating to the pipeline or oil and natural gas industry, will not be changed in a manner which adversely affects Pembina or its Shareholders or other securityholders.

Reliance on Management

Shareholders and other securityholders of Pembina will be dependent on senior management and directors of the Company in respect of the governance, administration and management of all matters relating to Pembina and its operations and administration. The loss of the services of key individuals could have a detrimental effect on Pembina.

Potential Conflicts of Interest

Shareholders are dependent upon senior management and the directors of Pembina for the governance, administration and management of the Company. Additionally, certain directors and officers of Pembina may be directors or officers of entities in competition to Pembina. As such, these directors or officers of Pembina may encounter conflicts of interest in the administration of their duties with respect to Pembina.

Litigation

Pembina and its various subsidiaries and affiliates are, in the course of their business, subject to lawsuits and other claims. Defence and settlement costs associated with such lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on the financial position or operating results of Pembina.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in a significant change in the amount Pembina pays to service debt, potentially impacting dividends to Shareholders. Variations in the exchange rate for the Canadian dollar versus the U.S. dollar could affect future dividends.

DIRECTORS AND OFFICERS

Directors of Pembina

The following table sets out the name and residence for each director of Pembina as of the date of this Annual Information Form, the date on which they were appointed as a director of Pembina (or as a trustee of the Fund prior to an internal reorganization in which the directors of Pembina replaced a board of trustees of the Fund as the entity responsible for the governance of the Fund) and their principal occupations during the past five years.

Name and Residence	Date Appointed	Principal Occupation During the Past Five Years
Grant D. Billing(2)(3) Calgary, Alberta, Canada	April 2, 2012

Independent businessman since November 2011; prior thereto, Chairman and Chief Executive Officer of Superior Plus Corp. (a propane distribution, specialty chemicals and construction products distribution company) from July 2006 to November 2011 and Executive Chairman since 1998. Currently Chairman of the Board of Superior Plus Corp.

Thomas W. Buchanan(3)(4) Calgary, Alberta, Canada	August 5, 2010

Chief Executive Officer of Spyglass Resources Corp. (an intermediate oil and gas company) since March 2013; prior thereto, Chairman and Chief Executive Officer of Charger Energy Corporation (a junior oil and gas company) from October 2010 to March 2013; prior thereto, Chief Executive Officer of Provident Energy Trust (a diversified energy company that owned and managed an oil and gas exploration, development and production business and a NGL infrastructure and logistics business) from March 2001 (with the title of President added in 2007).

Michael H. Dilger Calgary, Alberta, Canada	January 1, 2014

President and Chief Executive Officer of Pembina since January 1, 2014; prior thereto, President and Chief Operating Officer of Pembina from February 2012 until December 31, 2012; prior thereto, Vice President, Chief Operating Officer of Pembina from November 2008 to February 2012.

Allan L. Edgeworth(2)(4) Calgary, Alberta, Canada	July 1, 2006	President of ALE Energy Inc. (a private consulting company) since 2005; prior thereto, President and Chief Executive Office of Alliance Pipeline Ltd., from 2001 to 2004.
Randall J. Findlay(2)(3)(6) Calgary, Alberta, Canada	March 8, 2007	Corporate director; prior thereto, President of Provident Energy Trust from 2001 to 2006.
Lorne B. Gordon(1)(4)(5) Calgary, Alberta, Canada	October 24, 1997	Independent businessman; prior thereto, Vice Chairman of Coril Holdings Ltd. (a private investment and holding company) from 2004 to 2006 and Chief Executive Officer of Coril Holdings Ltd. from 1997 to 2004.

Name and Residence	Date Appointed	Principal Occupation During the Past Five Years
David M.B. LeGresley(2)(5) Toronto, Ontario, Canada	August 16, 2010

Independent businessman since September 2008; prior thereto, Vice Chairman of National Bank Financial from 2006 to 2008 and Executive Vice President and Head of Corporate and Investment Banking of National Bank Financial from 1999 to 2006.

Robert B. Michaleski Calgary, Alberta, Canada	January 4, 2000	Corporate director; prior thereto, Chief Executive Officer of Pembina from February, 2012 until December 31, 2013; prior thereto, President and Chief Executive Officer of Pembina.
Leslie A. O'Donoghue(3)(5) Calgary, Alberta, Canada	December 17, 2008

Executive Vice President, Corporate Development and Strategy and Chief Risk Officer of Agrium Inc. (a retail supplier of agricultural products and services and a producer and marketer of agricultural nutrients and industrial products) since October 30, 2012; prior thereto, Executive Vice President, Operations of Agrium Inc. from April 30, 2011 to October 30, 2012; prior thereto, Chief Legal Officer and Senior Vice President, Business Development of Agrium Inc.

Jeffrey T. Smith(4)(5) Calgary, Alberta, Canada	April 2, 2012	Independent businessman. Currently serves on the board of NAL Resources Limited (an oil and gas company) and Spyglass Resources Corp. (an oil-weighted company).

Notes:

(1) Chairman of the Board.

(2) Member of Audit Committee.

(3) Member of Human Resources and Compensation Committee.

(4) Member of the Health, Safety and Environment Committee.

(5) Member of the Governance Committee.

(6) Mr. Findlay was a director of Wellpoint Systems Inc. (a TSX Venture Exchange listed company) from June 2008 until January 31, 2011.       Wellpoint Systems Inc. was placed into receivership by two of its lenders on January 31, 2011. Wellpoint Systems Inc. was a company       supplying software to the energy industry in Canada, the U.S. and internationally.

Shareholders elect the directors of Pembina at each annual meeting of the Shareholders. The directors of Pembina serve until the next annual meeting of the Shareholders or until their successors are duly elected or appointed. All of Pembina's directors are "independent" within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, with the exception of Mr. Dilger, who is President and Chief Executive Officer of Pembina, and Mr. Michaleski, who was the Chief Executive Officer of Pembina until December 31, 2013 (and therefore deemed non-independent until December 31, 2016). In addition, Pembina has adopted Standards for Director Independence which meet or exceed the requirements set out in National Policy 58-201 - Corporate Governance Guidelines, National Instrument 52-110 - Audit Committees, the SEC rules and regulations, the Sarbanes-Oxley Act of 2002 and the NYSE rules.

The Board of Directors has four committees, being the Audit Committee, the Health, Safety and Environment Committee, the Human Resources and Compensation Committee and the Governance Committee. Additional information regarding the responsibilities of these committees will be contained in Pembina's information circular for its annual meeting of Shareholders to be held on May 9, 2014.

Executive Officers of Pembina

The following table sets out the name, residence and office held with Pembina for each executive officer of the Company, as well as their principal occupations during the past five years.

Name and Residence	Office with Pembina	Principal Occupation During the Past Five Years
Michael H. Dilger Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer since January 1, 2014; prior thereto, President and Chief Operating Officer of Pembina since February 15, 2012; prior thereto, Vice President, Chief Operating Officer of Pembina since November 2008.
Peter D. Robertson Calgary, Alberta, Canada	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Pembina since September 4, 2013; prior thereto, Vice President, Finance and Chief Financial Officer of Pembina since January 2000.
Paul J. Murphy Calgary, Alberta, Canada	Senior Vice President, Pipeline and Crude Oil Facilities	Senior Vice President, Pipeline and Crude Oil Facilities since September 4, 2013; prior thereto, Vice President, Conventional Pipelines of Pembina since February 14, 2011; prior thereto, Vice President, NGL Extraction of Inter Pipeline Fund since July 2004.
Stuart V. Taylor Calgary, Alberta, Canada	Senior Vice President, NGL and Natural Gas Facilities	Senior Vice President, NGL and Natural Gas Facilities since September 4, 2013; prior thereto, Vice President, Gas Services of Pembina since July 1, 2009; prior thereto, Manager, Planning of Talisman Energy Inc. since November 2003.
Robert M. Jones Calgary, Alberta, Canada	Vice President, Crude Oil Midstream	Vice President, Crude Oil Midstream of Pembina since November 2008.
Michael A. Hantzsch Calgary, Alberta, Canada	Vice President, Oil Sands & Heavy Oil	Vice President, Oil Sands & Heavy Oil of Pembina since April 2012; prior thereto, Vice President, Business Development of Provident from January 2006 to April 2012.
Robert D. Lock Calgary, Alberta, Canada	Vice President, NGL Midstream	Vice President, NGL Midstream of Pembina since April 2012; prior thereto, Vice President, Supply and Extraction of Provident since 2005.
Jason T. Wiun Calgary, Alberta, Canada	Vice President, Conventional Pipelines	Vice President, Conventional Pipelines of Pembina since January 1, 2014; prior thereto, Vice President, Gas Services since September 2013; prior thereto, Senior Manager, Business Development, Conventional Pipelines since 2011; prior thereto,

Name and Residence	Office with Pembina	Principal Occupation During the Past Five Years
Debbie A. Sulkers Calgary, Alberta, Canada	Vice President, Corporate Services	Vice President, Corporate Services of Pembina since June 2011; prior thereto, Vice President, Human Resources of SemCAMS ULC (a natural gas gathering and processing company) from October 2006 to April 2011.
Harold K. Andersen Calgary, Alberta, Canada	Vice President, Legal and General Counsel	Vice President, Legal and General Counsel of Pembina since April 1, 2013; prior thereto, General Counsel of Pembina since December 2011; prior thereto, Partner and Associate at Stikeman Elliott LLP (a law firm) from June 2000 to December 2011.
J. Scott Burrows Calgary, Alberta, Canada	Vice President, Capital Markets	Vice President, Capital Markets of Pembina since September 2013; prior thereto, Vice President, Corporate Development and Investor Relations since March 2013; prior thereto, Senior Manager, Corporate Development and Planning since January 2012; prior thereto, Manager, Corporate Development since December 2010.
Claudia D'Orazio Calgary, Alberta, Canada	Vice President, Risk, Information Services and Procurement	Vice President, Risk, Information Services and Procurement of Pembina since September 2013; prior thereto, Vice President, Risk and Treasurer since April 2012; prior thereto, Corporate Controller since 2006.

As at February 25, 2014, the directors and executive officers of Pembina beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,664,085 Common Shares, representing approximately 0.5 percent of the then outstanding Common Shares.

Conflict of Interest

The directors and executive officers named above may be directors or officers of entities which are in competition with or are customers or suppliers of Pembina. As such, these directors or officers of Pembina may encounter conflicts of interest in the administration of their duties with respect to Pembina. See "Risk Factors - General Risk Factors - Potential Conflicts of Interest".

AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The Audit Committee Charter is set forth in Appendix "A" to this Annual Information Form.

Composition of the Audit Committee and Relevant Education and Experience

Pembina's Audit Committee is comprised of David M.B. LeGresley, as Chairman, Grant D. Billing, Randall J. Findlay and Allan L. Edgeworth, each of whom is independent and financially literate within the meaning of National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators and in accordance with Pembina's Standards for Director Independence available at www.pembina.com. Set forth below are additional details regarding each member of the Audit Committee.

David M.B. LeGresley

David M.B. LeGresley is the Chairman of the Audit Committee and has been a member of the Audit Committee since April 2, 2012. Mr. LeGresley is independent within the meaning of such term in National Instrument 52-110 - Audit Committees. David LeGresley is a former executive of National Bank Financial and spent 12 years with that company, most recently serving as Vice Chairman from 2006 to 2008. Prior to that assignment he was National Bank Financial's Executive Vice President and Head of Corporate and Investment Banking (1999 to 2006); Managing Director and Head of Vancouver Investment Banking (1998 to 1999); and Managing Director, Investment Banking (1996 to 1998). Mr. LeGresley has extensive experience in the financial services industry including positions at Salomon Brothers Canada from 1990 to 1996 and CIBC Wood Gundy from 1986 to 1990. He also serves as a director of a TSX-listed company, Equitable Group Inc., as well as one private company, Woodland Biofuels Inc. He is on the advisory committee for CANFAR (the Canadian Foundation for AIDS Research). Mr. LeGresley received a Bachelor of Applied Science Degree in Engineering from the University of Toronto in 1981 and a Master of Business Administration from Harvard Business School in 1986. He is a graduate of the Institute of Corporate Directors - Rotman Directors Education Program and a member of the Institute of Corporate Directors. This business experience provides Mr. LeGresley with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

Allan L. Edgeworth

Allan L. Edgeworth has been a member of the Audit Committee since August 5, 2010, and prior to that was a member of the Audit Committee from July 1, 2006 to February 4, 2009. Mr. Edgeworth is independent within the meaning of such term in National Instrument 52-110 - Audit Committees. Allan Edgeworth is currently the President of ALE Energy Inc. (a private consulting company), a position he has held since 2005. He has held a number of positions at the senior executive level, with the most recent being the President and CEO of Alliance Pipeline Ltd. (the general partner of Alliance Pipeline Limited Partnership, a public natural gas pipeline entity) from 2001 to 2004. He holds a Bachelor of Applied Science in Geological Engineering and is a graduate of the Queen's Executive Program. Mr. Edgeworth is a director of AltaGas Ltd. and Emera Incorporated and is a former Commission Member of the Alberta Securities Commission. This business experience, coupled with his prior experience on the Audit Committee, provides Mr. Edgeworth with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

Grant D. Billing

Grant D. Billing has been a member of the Audit Committee since April 2, 2012. Mr. Billing is independent within the meaning of such term in National Instrument 52-110 - Audit Committees. Mr. Billing was the Chairman and Chief Executive Officer of Superior Plus Corp. from 2006 to 2011, and prior thereto the Executive Chairman since 1998. Mr. Billing has extensive strategic and business experience gained over a period of more than 30 years in various CEO/senior management capacities, including as President and CEO of Norcen Energy Resources Ltd. He has served as chairman and director of a number of public companies, as well as the Canadian Association of Petroleum Producers. He is currently Chairman of the Board of Superior Plus Corp. He holds a Bachelor of Science degree from the University of Calgary. This experience, coupled with his designation as a Chartered Accountant, received in 1976, provide Mr. Billing with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

Randall J. Findlay

Randall J. Findlay has been a member of the Audit Committee since April 2, 2012. Mr. Findlay is independent within the meaning of such term in National Instrument 52-110 – Audit Committees. Mr. Findlay is a corporate director who retired as the President of Provident Energy Trust in 2006, a position he held since March 2001. Prior thereto, he was Chief Operating Officer of Founders Energy Ltd. from December 1999 to March 2001, Senior Vice President of TransCanada Pipelines Limited and President and Chief Executive Officer of TransCanada Gas Processing L.P. from 1998 to 1999. Mr. Findlay holds a BASc from the University of British Columbia. He is a director of Superior Plus Inc., HNZ Group Inc., Spyglass Resources Corp. (all TSX companies), and Whitemud Resources Inc. (a TSX Venture Exchange listed company). He is also a director of EllisDon Construction Inc. and Sea NG Management Ltd., both of which are private companies. Mr. Findlay is a Board member and past Chairman of the Alberta Children's Hospital Foundation. This academic and business experience provided Mr. Findlay with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

Pre-Approval Policies and Procedures for Audit and Non-Audit Services

The terms of engagement of Pembina's external auditors provide that audit services provided to Pembina by the external auditors, including the budgeted fees for such audit services and the representations and disclaimer relating thereto, must be pre-approved by the entire Audit Committee.

In addition, subject to any de minimis exemption available under applicable laws, all permitted non-audit services provided to Pembina by its external auditors, including the terms thereof and the fees related thereto, are pre-approved by the entire Audit Committee. Notwithstanding the foregoing, the Audit Committee's Mandate permits the Audit Committee to establish policies and procedures for the pre-approval of audit and permitted non-audit services to be provided by the external auditors. In particular, the Audit Committee may delegate the ability to grant such pre-approvals to one or more members of the Audit Committee to the extent permitted by law and the terms of engagement of the external auditors, provided that any pre-approvals granted pursuant to any such delegation must be detailed as to the particular service to be provided, may not delegate Audit Committee responsibilities to management of Pembina, and must be reported to the full Audit Committee at its next scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets out the fees billed to Pembina for professional services provided by KMPG during each of the last two financial years:

Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2013	$1,935,225	$30,000	$208,835	NIL
2012	$1,519,600	$35,000	$112,600	NIL

Notes:

(1)	Audit fees were for professional services rendered by KPMG LLP for the audit of Pembina's annual financial statements and reviews of Pembina's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements. In 2013, fees included additional expense for Pembina's base shelf prospectus, and prospectus supplements in connection with the offerings of Common Shares, Medium Term Notes, Series 3 and Class A Preferred Shares, Series 1 and 3, and associated French translations. In 2012, fees included additional expenses associated with the filing of securities and regulatory documents and associated French translations, as well as review of accounting policies, purchase price equation and prior year audit file associated with the Provident Acquisition.
(2)	Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of Pembina's financial statements and not reported under "Audit Fees" above. 2013 and 2012 fees included audit fees for the pension plan audit.
(3)	Tax fees were for tax compliance, tax advice and tax planning. The fees were for services performed by Pembina's auditors' tax division except those tax services related to the audit. 2013 and 2012 fees included general tax consultation and tax compliance fees incurred for preparing and filing the tax returns for Pembina's subsidiaries.
(4)	All other fees are fees for products and services provided by Pembina's auditors other than those described as "Audit Fees", "Audit-related Fees" and "Tax Fees".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Pembina, none of the directors or executive officers of Pembina, and no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of the Common Shares, and no associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction with Pembina since January 1, 2011 that has materially affected Pembina, or in any proposed transaction that would materially affect Pembina.

MATERIAL CONTRACTS

No contracts material to Pembina and its subsidiaries were entered into during 2013 or 2014 to date or are currently in effect, other than contracts entered into in the ordinary course of business.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Pembina to which Pembina or any of its direct or indirect subsidiaries is a party or in respect of which any of the properties of Pembina or any of its direct or indirect subsidiaries are subject, nor are there any such proceedings known to be contemplated.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares, the Convertible Debentures, the Medium Term Notes and the Class A Preferred Shares is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta, Canada and Toronto, Ontario, Canada. The co-transfer agent and registrar for the Common Shares in the U.S. is Computershare Investor Services U.S., at its principal offices in Golden, Colorado, U.S.

INTERESTS OF EXPERTS

KPMG LLP are the auditors of the Corporation and have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

Prior to the completion of the Provident Acquisition, the auditors of Provident were PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta, Canada. PricewaterhouseCoopers LLP has confirmed that they were independent with respect to Provident within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information relating to Pembina and legacy Provident filed with the Canadian securities commissions and the SEC can be found on Pembina's profile on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov, and on Pembina's website at www.pembina.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Pembina's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in Pembina's information circular for its most recent annual meeting of securityholders that involved the election of directors. Furthermore, additional financial information relating to Pembina is provided in Pembina's audited consolidated financial statements and MD&A for its most recently completed financial year, which have also been filed on SEDAR and EDGAR.

Any document referred to in this Annual Information Form and described as being filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov (including those documents referred to as being incorporated by reference in this Annual Information Form) may be obtained free of charge from us by contacting our Investor Relations Department by telephone (toll free 1-855-880-7404) or by email (investor-relations@pembina.com).

APPENDIX "A"

AUDIT COMMITTEE CHARTER

I.	ROLE AND OBJECTIVES

The Audit Committee is a committee of the Board of Directors (the "Board") of Pembina Pipeline Corporation (the "Corporation") to which the Board has delegated certain responsibilities relating to the integrity of financial reporting, oversight of the external auditors, oversight of Pembina's internal audit function and the performance of internal accounting procedures, for the Corporation and entities controlled by the Corporation (collectively, "Pembina"). The Audit Committee also prepares reports, if and when required, for inclusion in Pembina's disclosure documents.

The objectives of the Audit Committee are:

(a)	assist Board oversight of the integrity, preparation and disclosure of the financial statements and related matters;
(b)	to assist Board oversight of the external auditor's qualifications, independence and performance;
(c)	to assist Board oversight of Pembina's compliance with legal and regulatory requirements;
(d)	to assist Board oversight of Pembina's internal audit function;
(e)	to increase the transparency, credibility and objectivity of financial reporting;
(f)	to enhance communication between management, the external auditors, and the Board; and
(g)	to discuss policies with respect to risk assessment and management.
II.	MEMBERSHIP AND POLICIES

The Board, based on recommendation from the Governance Committee, will appoint members of the Audit Committee. Each member shall serve until his or her successor is appointed, unless he or she shall resign or be removed by the Board or he or she shall otherwise cease to be a director of the Corporation.

The Audit Committee must be composed of not less than three (3) members of the Board, each of whom must be independent and financially literate pursuant to the Corporation's Standards for Director Independence. In addition, at least one member must be an "audit committee financial expert" within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder. The Board Chair, in consultation with the Governance Committee, will select the Chair of the Audit Committee from amongst its members.

The Audit Committee may at any time retain outside financial, legal or other advisors as it determines necessary to carry out its duties, at the expense of Pembina. Pembina shall provide for appropriate funding, as determined by the Audit Committee in its capacity as a committee of the Board, for payment of: (i) compensation to the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Pembina, (ii) compensation to any advisors employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

In discharging its duties under this Charter, the Audit Committee may investigate any matter brought to its attention and will have access to all books, records, facilities and personnel, may conduct meetings or interview any officer or employee, the Corporation's legal counsel, external auditors and consultants, and may invite any such persons to attend any part of any meeting of the Audit Committee.

The Audit Committee has neither the duty nor the responsibility to conduct audit, accounting or legal reviews, or to ensure that the Corporation's financial statements are complete, accurate and in accordance with Canadian generally accepted accounting principles applicable to publicly accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the Canadian Institute of Chartered Accountants (CICA) Handbook - Part 1 (referred to as "GAAP"); rather, management is responsible for the financial reporting process, internal review process, and the preparation of the Corporation's financial statements in accordance with GAAP, and the Corporation's external auditors are responsible for auditing those financial statements.

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III.	FUNCTIONS

A	External Auditor

The Audit Committee, in its capacity as a committee of the Board and subject to the rights of holders of the Corporation's shares ("Shareholders") and applicable law, is directly responsible for the overseeing the relationship of the external auditor firm with Pembina, including the appointment, termination, compensation, retention and oversight of the work of the external auditor engaged by the Corporation (including resolution of disagreements or disputes between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Pembina. The Audit Committee's selection of the external auditor is subject to approval by the Shareholders.

The external auditor will report directly to the Audit Committee.

The Audit Committee must pre-approve, subject to any de minimis exemption available under applicable laws, the appointment of the external auditor to provide all audit services and permitted non-audit services to be provided by the external auditor, including the terms thereof and the fees related thereto. If desired, the Audit Committee may establish detailed policies and procedures for pre-approval of the provision of audit services and permitted non-audit services by the external auditor. The Audit Committee may delegate this ability to one or more members of the Audit Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to any such delegation must be detailed as to the particular service to be provided, may not delegate Audit Committee responsibilities to management of Pembina, and must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee will consider whether the provision of any non-audit services is compatible with the auditor's independence.

The Audit Committee will obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

The Audit Committee will review and discuss with the external auditor all relationships that the external auditor and its affiliates have with Pembina and its affiliates in order to determine the external auditor's independence, including, without limitation:

(a)	requesting, receiving and reviewing, on a periodic basis but at least annually, a formal written statement from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Pembina;
(b)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and
(c)	recommending that the Board take appropriate action in response to the external auditor's report to satisfy itself of the external auditor's independence.

In addition, in respect of the external auditor, the Audit Committee will:

(a)	consider whether the external auditor's quality controls are compatible with the auditor's independence;
(b)	evaluate, at least annually, the auditor's qualifications, performance and independence;
(c)	ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law;
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(d)	review and evaluate the lead partner of the external auditor;
(e)	periodically consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis; and
(f)	set clear hiring policies for Pembina regarding partners and employees and former partners and employees of the present and former external auditor of the Corporation (it being understood that partners and employees and former partners and employees of the present and former external auditor may not be hired by the Corporation without the prior approval of the Audit Committee); and
(g)	present its conclusions with respect to the external auditor to the Board on at least an annual basis.
B	Internal Auditor

The Audit Committee, in its capacity as a committee of the Board will carry out the following responsibilities with regard to the internal audit function:

(a)	review with management and the head of the internal audit the charter, activities, staffing, and organizational structure of internal audit;
(b)	have final authority to review and approve the annual audit plan and all major changes to the plan; and
(c)	ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the head of internal audit; and
(d)	on a regular basis, meet separately with the head of internal audit to discuss any matters that the Audit Committee or the head of internal audit believes should be discussed privately.
C	Oversight of Financial Statements and Internal Controls and Procedures

The Audit Committee will meet with management and the external auditor to review and discuss annual and quarterly financial statements and management's discussion and analyses and earnings press releases. The Audit Committee will review and discuss the financial information to be included in public disclosure documents and determine whether to recommend to the Board that the financial statements be presented to the Board and to the Shareholders and included in public disclosure documents. In connection with these procedures, the Audit Committee will, as applicable and without limitation:

(a)	review and discuss with management the type and presentation of information to be included in earnings press releases, paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided by Pembina to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made);
(b)	review with management and the external auditor any material correspondence with regulators or government agencies and any employee complaints or published reports which raise issues regarding the Corporation's financial statements or accounting policies;
(c)	meet periodically with the appropriate legal advisors to review material legal issues, the Corporation's compliance policies and any material reports or inquiries received from regulators or governmental agencies;
(d)	will review major issues regarding accounting principles and financial statement presentations;
(e)	review analyses prepared by, and discuss with, management and the external auditor with respect to significant financial reporting issues and judgments made in connection with the preparation of Pembina's financial statements, including any significant changes in Pembina's selection or application of accounting principles, any major issues as to the adequacy of Pembina's internal controls and any special steps adopted in light of material control deficiencies;
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(f)	review and discuss with management and the external auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on Pembina's financial statements;
(g)	review with the Chief Financial Officer (the "CFO") and the external auditor any changes in accounting policies as well as any other significant financial reporting issues; and
(h)	review Pembina's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies.

In addition, the Audit Committee will review and discuss a report from the external auditor at least quarterly regarding:

(a)	all critical accounting policies and practices to be used;
(b)	all alternative treatments of financial information within GAAP that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and
(c)	other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences.

In connection with its review of the annual audited financial statements and quarterly financial statements, the Audit Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and Pembina's disclosure controls and internal controls, including any material deficiencies or changes in those controls. The Audit Committee will review the disclosures made to the Audit Committee by the Corporation's CEO and CFO during their certification process. In particular, the Audit Committee will review with the CEO, CFO, internal auditor and external auditor: (i) all significant deficiencies and material weaknesses in the design or operation of Pembina's internal control over financial reporting that could adversely affect Pembina's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under applicable securities laws, within the required time periods, and (ii) any fraud, whether or not material, that involves management of Pembina or other employees who have a significant role in Pembina's internal control over financial reporting. In addition, the Audit Committee will review with the CEO, CFO and the internal auditor Pembina's disclosure controls and procedures and at least annually will review management's conclusions about the efficacy of disclosure controls and procedures, including any significant deficiencies or material non-compliance with disclosure controls and procedures.

The Audit Committee will also annually discuss with the external auditor whether they have become aware of any illegal acts in the course of the audit of Pembina's financial statements.

In connection with the annual audit of Pembina's financial statements, the Audit Committee will review with the external auditor:

(a)	prior to commencement of the audit, plans, staffing and scope for each annual audit;
(b)	the results of the annual audit and resulting opinion including major issues regarding accounting and auditing principles and practices;
(c)	the adequacy of internal controls;
(d)	any audit problems or difficulties, including any restrictions on the scope of the external auditor's activities or on access to requested information, any significant disagreements with management, and management's response (such review should also include discussion of the responsibilities, budget and staffing of Pembina's internal audit function).

The Audit Committee will also establish a Whistleblower Policy, including procedures for:

(a)	the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters; and
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(b)	the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
D	Risk Management

The Audit Committee will review, discuss and monitor Pembina's major financial risk exposures, including commodity and hedging risk, and risk management and assessment policies, and the steps taken by management to monitor and control those exposures. In respect of these responsibilities, the Audit Committee must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken and may develop such guidelines or policies that it deems necessary or desirable, or direct that any such guidelines or policies be developed under its supervision.

E	Additional Duties and Responsibilities

The Audit Committee will also:

(a)	review the appointment of the CFO and any other key financial executives who are involved in the financial reporting process;
(b)	review and reassess the adequacy of this Charter annually and submit any proposed changes to the Governance Committee for approval;
(c)	review Pembina's asset retirement obligations and receive reports related to future abandonment and decommissioning costs;
(d)	facilitate information sharing with other committees as required to address matters of mutual interest or concern in respect of the Corporation's financial reporting;
(e)	report regularly to the Board on its activities, including the results of meetings and reviews undertaken, any issues that arise with respect to quality or integrity of the Corporation's financial statements, Pembina's compliance with legal or regulatory requirements, the performance and independence of the external audit, or the internal audit function and any associated recommendations;
(f)	receive and review reports from the Corporate Pension Committee at Pembina and to recommend or approve changes as appropriate with respect to risk management of pension assets and liabilities, actuarial valuation as required by statute, the Statement of Investment Policies and Procedures, funding policy and corporate performance for the pension plans;
(g)	jointly with the Human Resources and Compensation Committee, report on the status of the pension plans to the Board at least annually;
(h)	the Audit Committee shall meet separately with the internal auditor, periodically as the Audit Committee may deem appropriate, to consider any matter that the Audit Committee or internal auditor believes should be brought to the attention of the Board, the Audit Committee or the Shareholders;
(i)	the Audit Committee shall meet separately with the external auditor, periodically as the Audit Committee may deem appropriate, to consider any matter that the Audit Committee or external auditor believes should be brought to the attention of the Board, the Audit Committee or the Shareholders; and
(j)	the Audit Committee shall meet separately with the Corporation's management, periodically as the Audit Committee may deem appropriate, to consider any matter that the Audit Committee or management believes should be brought to the attention of the Board, the Audit Committee or the Shareholders.

In addition, The Audit Committee will perform such other functions as are assigned by law and the Corporation's by-laws, and on the instructions of the Board.

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IV.	MEETINGS

The Audit Committee will meet quarterly, or more frequently at the discretion of the members of the Audit Committee, as circumstances require.

Notice of each meeting of the Audit Committee will be given to each member and to the internal and external auditors, who are entitled to attend each meeting of the Audit Committee. The notice will:

(a)	be in writing (which may be communicated by fax or email);
(b)	be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;
(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and
(d)	be given at least 48 hours preceding the time stipulated for the meeting, unless notice is waived by the committee members.

A quorum for a meeting of the Audit Committee is a majority of the members present in person or by telephone.

If the Chair is not present at a meeting of the Audit Committee, a Chair will be selected from among the members present. The Chair will not have a second or deciding vote in the event of an equality of votes.

At each meeting, the Audit Committee will meet in-camera, without management or internal or external auditors present, and will meet in separate sessions with each of the head of internal audit and the lead partner of the external auditor at least annually.

The Audit Committee may invite others to attend any part of any meeting of the Audit Committee as it deems appropriate. This includes other directors, members of management, any employee, the Corporation's legal counsel, external auditors and consultants.

Minutes will be kept of all meetings of the Audit Committee. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation's records, and will be available for review by members of the Audit Committee, the Board, and the external auditor.

V.	OTHER MATTERS

A	Review of Charter

The Audit Committee shall review and reassess the adequacy of this Charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Governance Committee.

B	Reporting

The Audit Committee shall report regularly to the Board about any issues that arise with respect to the quality or integrity of the Corporation's financial statements, Pembina's compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

C	Evaluation

The Audit Committee's performance shall be evaluated annually by the Governance Committee and the Board as part of the Board assessment process established by the Governance Committee and the Board.

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